EXHIBIT 99.1

FIRST QUARTER REPORT 2007 - MAY 1, 2007 Based on US GAAP and expressed in US dollars	For a full explanation of results, the Financial Statements and Management Discussion & Analysis, full-year guidance at significant mines, and mine statistics, please see the Company's website, www.barrick.com.
Barrick Produces 2 Million Ounces of Gold at $313 per ounce
Corporate Gold Sales Contracts Fully Eliminated

Highlights
•	Gold production was 2.0 million ounces at total cash costs of $313 per ounce[1], and copper production was 100 million pounds at total cash costs of $0.81 per pound. Barrick is on track with its 2007 guidance of producing 8.1 to 8.4 million ounces of gold at total cash costs of $335 to $350 per ounce and 400 million pounds of copper at total cash costs of about $0.90 per pound.

•	As previously announced, all Corporate Gold Sales Contracts have been eliminated and as of May 1, 2007 the Company can sell all of its production from existing operations at spot prices.

•	The Company reported a net loss of $159 million ($0.18 per share) and operating cash flow of $163 million ($0.19 per share). Adjusted earnings of $398 million ($0.45 per share)[2], and adjusted operating cash flow of $727 million ($0.83 per share)[2] reflect the financial cost of $557 million ($0.63 per share) that resulted from the elimination of the Corporate Gold Sales Contracts.

•	Barrick advanced its project pipeline, including commissioning the Ruby Hill mine, its fifth mine to commence operations in two years.

•	Subsequent to Q1, Barrick entered into an agreement to acquire an additional 20% interest in the Porgera mine from Emperor Mines Limited for cash consideration of approximately US$250 million. Barrick will be entitled to the production and the economic benefit of the additional interest from the effective date of April 1, 2007.
Barrick Gold Corporation reported first quarter production of 2.03 million ounces of gold at total cash costs of $313 per ounce compared to 1.96 million ounces produced at total cash costs of $285 per ounce for the prior-year period.
     As a result of Barrick’s decision to eliminate its Corporate Gold Sales Contracts, the Company’s net income was reduced by $557 million ($0.63 per share) on an after tax basis. Consequently, the Company reported a net loss of $159 million ($0.18 per share) and operating cash flow of $163 million ($0.19 per share).
Excluding the impact of the elimination of the Corporate Gold Sales Contracts, adjusted earnings of $398 million ($0.45 per share) and adjusted operating cash flow of $727 million ($0.83 per share) compare to prior year adjusted results of $263 million ($0.33 per share) and $425 million ($0.54 per share), respectively.
     “The Company’s portfolio of mines had a strong start in 2007”, said Greg Wilkins, President and CEO. “Going forward, our operating mines are completely unhedged, able to sell production at spot prices and thereby enjoy expanded margins in this strong gold price environment.”

[1]	Total cash costs per ounce/pound is defined as cost of sales divided by ounces of gold sold or pounds of copper sold. Total cash costs per ounce/pound exclude amortization expense and inventory purchase accounting adjustments. For further information on this operating performance measure see pages 14 to 16 of the Company’s MD&A.

BARRICK FIRST QUARTER 2007	PRESS RELEASE

PRODUCTION AND COSTS
In first quarter 2007, Barrick produced 2.03 million ounces of gold at total cash costs of $313 per ounce, and benefited from good performances at its New Generation of Mines, including Lagunas Norte, Veladero and Cowal.
     The Company produced 100 million pounds of copper at total cash costs of $0.81 per pound during the first quarter 2007 versus 72 million pounds at total cash costs of $0.77 per pound in the prior year quarter. The average realized price for copper sales in Q1 2007 was $2.77 per pound3, 8 cents higher than the average spot price, and was enhanced by prices secured from the Copper-Linked Notes.
     The North American business unit produced 0.8 million ounces at total cash costs of $352 per ounce. Production is lower year-over-year due to the expected impact of mine sequencing at Goldstrike resulting in the processing of lower grade material. The Ruby Hill mine in Nevada, Barrick’s fifth mine to open in the last two years, commenced operations in February. Construction costs were $66 million and were below budget by 10%.
     The first quarter benefited from a strong contribution from the South American business unit, which produced 0.6 million ounces of gold at total cash costs of $145 per ounce. Lagunas Norte continues to deliver strong results and produced 0.3 million ounces of gold at a total cash cost of $90 per ounce in the first quarter. The Veladero mine produced 0.2 million ounces at total cash costs of $127 per ounce and benefited from higher recovery rates. The Zaldivar mine in Chile produced 80 million pounds of copper at total cash costs of $0.65 per pound, and had higher leach recoveries than the prior year period due to higher oxide levels.
     The Australia-Pacific business unit produced 0.5 million ounces at $426 per ounce. The Porgera mine was adversely impacted by power limitations which curtailed production levels. Electrical facilities have been repaired and operations have returned to normal levels. There was also a slower ramp up of underground production at the Granny Smith mine that resulted in lower grades being processed for the quarter. The Cowal mine in Australia completed its first year of operation, and production has increased as it processed softer oxide ore.
     Production from the African business unit was 0.2 million ounces at total cash costs of $328 per ounce, and was impacted by heavy rainfall at Tulawaka and the processing of lower grade ore at Bulyanhulu. Production at North Mara was impacted by a pit wall failure that has resulted in a change to the mine plan. The shortfall in production at North Mara for the quarter is expected to be recouped by year-end.
     The Company is on track to meet its full year production guidance of 8.1 — 8.4 million ounces of gold and 400 million pounds of copper. Total cash costs of $313 per ounce of gold in the first quarter 2007 are below full year guidance due to mine sequencing at Lagunas Norte, Veladero and Goldstrike. For the full year, total cash costs are expected to be $335 — $350 per ounce for gold, and $0.90 per pound for copper.
PROJECTS UPDATE
At Cortez Hills, advance engineering and procurement activities are more than 50% complete and early infrastructure design is proceeding on schedule. Delivery of mining equipment continues to plan. The cross valley dewatering pipeline is complete and the freshwater pipeline is ready for testing. Decline development has advanced approximately 3,400 meters to date and is proceeding ahead of schedule. EIA approval continues to be targeted for early 2008 followed by a 15 month construction period.
     At Pascua-Lama, mining and plant designs continue to be optimized and engineering efforts continue in support of securing sectoral permits. Work continues to conclude agreements with the Chile and Argentine governments on cross border tax matters.
     At Pueblo Viejo, EIA approval for the mine site and facilities was received in the first quarter. Work

[3]	Realized copper prices represents copper revenues under US GAAP, adjusted for unrealized gains and losses on non-hedge copper derivatives. For further information on this performance measure see page 14 of the Company’s MD&A.

BARRICK FIRST QUARTER 2007	2	PRESS RELEASE

is continuing to finalize the process and flowsheets for zinc, copper and silver recovery in addition to gold production. Plant designs are being optimized, including expansion potential, consistent with recent exploration success. The 2007 drill program continues to find additional mineralization. Recent results include intercepts in a new area on the north-east edge of the Monte Negro pit, which is open to the north, east and south.
     At Buzwagi, the fiscal stability agreement was received in February, and approval of the EIA is expected in the second quarter. Detailed engineering is proceeding on plan and is approximately 18% complete and procurement of mining and processing equipment is underway.
     At the Donlin Creek project the feasibility study is progressing according to schedule for completion prior to November 12, 2007.
     The Scoping study has commenced for Reko Diq and is expected to be completed in the last quarter of 2007. The test work program has commenced to determine a process flowsheet. The drill program continues with 69,000 meters planned to upgrade the resource at the Western Porphyries in 2007. Over 18,000 meters have been drilled to date, and results continue to confirm the expected grade and continuity of the copper-gold mineralization. In addition, results from two deep test holes suggest excellent potential to extend the mineralization at depth.
EXPLORATION UPDATE4
Barrick’s 2007 exploration budget is $170 million, which is weighted towards resource additions and reserve conversion at and around minesites. With approximately 40% of the total budget to be spent in North America, Barrick’s primary focus remains Nevada where over 30 drill rigs were active this quarter.
     At the Cortez property, drill programs are directed at the Cortez Pits and the Cortez Hills Lower Zone in order to expand and upgrade the mineral inventory to resource status. Step out drilling along the 3,000 feet of strike length in the Lower Zone continues to expand the zone to the south.
     Resource definition drill programs are underway at Goldstrike, to further evaluate the potential of the mineralization defined at Deep North Post and Banshee.
     Drift development is underway at Turquoise Ridge in preparation for a drill program to commence in the second quarter to test the High Grade Bullion zone. The objective of the drill program is to upgrade the current inferred resource.
     At Bald Mountain, exploration drilling during the first quarter is focused on evaluating the potential for pit expansion at Top/Sage Flats and Saga/Bida as well as testing additional targets on the property.
     In Tanzania, three rigs are currently testing the mineralization at the Gokona Deeps target beneath the Gokona pit. The 2007 program is testing the down plunge extension of the new zone outlined last year.
CORPORATE DEVELOPMENT
In April 2007, the Company announced it had entered into an agreement to acquire an additional 20 per cent interest in the Porgera mine in Papua New Guinea from Emperor Mines Limited for an acquisition price of approximately US$250 million in cash. Barrick will be entitled to the production and the economic benefit of the acquired interest from the effective date of April 1, 2007. The agreement is subject to certain conditions, including the receipt of regulatory approvals from Papua New Guinea, and is expected to close in the third quarter. The Company is currently in discussions regarding the possible sale of up to a 5 per cent interest to its joint venture partner, Mineral Resources Enga Limited, for the proportionate acquisition cost paid by Barrick.
CORPORATE SOCIAL RESPONSIBILITY
On January 12, 2007, Barrick entered into a formal agreement with World Vision to work together to

[4]	Barrick’s exploration programs are designed and conducted under the supervision of Robert Krcmarov, Vice President, Exploration of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick’s material properties, see Barrick’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.

BARRICK FIRST QUARTER 2007	3	PRESS RELEASE

improve the lives of children and their families in the communities where Barrick operates. The Company committed US$1.3 million for the first community development project generated from the agreement to develop nutrition, education and employment skills programs that will benefit people living in communities of the Alto Chicama District of northern Peru, surrounding Barrick’s Lagunas Norte mine. Barrick has released its 2006 Responsibility Report, a summary of the company’s social, environmental, health and safety programs, and it is now available on the Company’s website at www.barrick.com. This marks the fifth anniversary of the annual report highlighting the Company’s global commitment to responsible mining.
FINANCIAL POSITION
During the quarter, the Company has entered into a transaction where it can further participate in higher copper prices up to US$3.58 per pound, while maintaining a floor price of US$3.08 per pound, on the remaining 253 million pounds of copper in the Copper-Linked Notes.
     At March 31, 2007, the Company had the strongest credit rating in the gold industry with a cash balance of $3.0 billion and net debt of $1.1 billion. Subsequent to quarter end, the Company has repaid $500 million of maturing debt from existing cash balances and proceeds from the sale of investments.
     The Company incurred an after-tax opportunity cost of $68 million ($0.08 per share) in April 2007 relating to the elimination of the remaining Corporate Gold Sales Contracts.
* * * * *
Barrick’s vision is to be the world’s best gold company by finding, acquiring, developing and producing quality reserves in a safe, profitable and socially responsible manner. Barrick’s shares are traded on the Toronto and New York exchanges.
* * * * *

[2]	Net income, earnings per share, operating cash flow and operating cash flow per share, each excluding the impact of the elimination of the Corporate Gold Sales Contracts, are non-GAAP financial measures. Such non-GAAP financial measures do not have any standardized meaning prescribed by US GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors and others who follow the Company’s performance assess performance in this way. Barrick’s elimination of all its remaining Corporate Gold Sales Contracts in the current quarter, resulted in an unusually large opportunity cost of $557 million. Management believes that these measures better reflect Barrick’s performance for the current period and are a better indication of its expected performance in future periods. Barrick management’s budgeting, operational and capital investment decisions are based on production being sold at an assumed spot price, rather than the price under the Corporate Gold Sales Contracts. The presentation of this performance measure enables investors to understand performance based on selling gold production at spot market prices, which is the method expected from second quarter 2007 onwards. The following table reconciles these non-GAAP measures to the most directly comparable US GAAP measure.
Non-GAAP Financial Measures

For the three months ended March 31
($ millions, except for per share amounts)	2007	2006

Net income (loss)	($159)	$224
Impact of elimination of Corporate Gold Sales Contracts	557	39

Adjusted earnings	$398	$263

Earnings (loss) per share	($0.18)	$0.29
Impact of elimination of Corporate Gold Sales Contracts	0.63	0.04

Adjusted earnings per share	$0.45	$0.33

Operating cash flow	$163	$385
Impact of elimination of Corporate Gold Sales Contracts	564	40

Adjusted operating cash flow	$727	$425

Operating cash flow per share	$0.19	$0.49
Impact of elimination of Corporate Gold Sales Contracts	0.64	0.05

Adjusted operating cash flow per share	$0.83	$0.54

BARRICK FIRST QUARTER 2007	4	PRESS RELEASE

Key Statistics

	Three months ended
(in United States dollars)	March 31,
(Unaudited)	2007	2006

Operating Results
Gold production (thousands of ounces)[1]	2,029	1,956
Gold sold (thousands of ounces)[1]	2,121	1,940

Per ounce data
Average spot gold price	$650	$554
Average realized gold price[5]	386	533
Total cash costs[2]	313	285
Amortization[3]	82	82
Total production costs	395	367

Copper production (millions of pounds)	100	72
Copper sold (millions of pounds)	91	79

Per pound data
Average spot copper price	$2.69	$2.24
Average realized copper price[6]	2.77	2.31
Total cash costs[2]	0.81	0.77
Amortization[3]	0.38	0.72
Total production costs	1.19	1.49

Financial Results (millions)
Sales	$1,089	$1,188
Net income (loss)	(159)	224
Operating cash flow	163	385

Per Share Data (dollars)
Net income (loss) (diluted)	(0.18)	0.29
Operating cash flow (diluted)	0.19	0.49
Weighted average diluted common shares (millions)[4]	877	789

	As at	As at
	March 31,	December 31,
	2007	2006

Financial Position (millions)
Cash and equivalents	$2,959	$3,043
Non-cash working capital	724	764
Long-term debt	3,238	3,244
Shareholders’ equity	14,083	14,199

[1]	Includes equity gold ounces in Tulawaka for 2006 and 2007 and South Deep for 2006 only. Production also includes equity gold ounces in Highland Gold.

[2]	Represents equity cost of goods sold plus royalties, production taxes and accretion expense, less by-product revenues, divided by equity ounces of gold sold or pounds of copper sold. For further information on this performance measure, refer to page 14. Excludes amortization and inventory purchase accounting adjustments.

[3]	Represents equity amortization expense and inventory purchase accounting adjustments at the Company’s producing mines divided by equity ounces of gold sold or pounds of copper sold.

[4]	Fully diluted, includes dilutive effect of stock options and convertible debt.

[5]	Calculated as total gold sales divided by total ounces sold.

[6]	Realized copper prices represents copper revenues under US GAAP, adjusted for unrealized gains and losses on non-hedge copper derivatives. For further information on this performance measure, refer to page 14.

BARRICK FIRST QUARTER 2007	5	SUMMARY INFORMATION

Production and Cost Summary

	Gold Production		Total Cash Costs
	(attributable ounces)		(US$/oz)
	Three months ended		Three months ended
	March 31,		March 31,
(Unaudited)	2007	2006[1]	2007	2006[1]

North America	786	852	$352	$290
South America	569	423	145	200
Australia Pacific	490	482	426	318
Africa	178	189	328	362
Other	6	10	316	355

Total	2,029	1,956	$313	$285

	Copper Production		Total Cash Cost
	(attributable pounds)		(US$/oz)
	Three months ended		Three months ended
	March 31,		March 31,
(Unaudited)	2007	2006[1]	2007	2006[1]

South America	80	60	$0.65	$0.60
Australia Pacific	20	12	1.50	1.37

Total	100	72	$0.81	$0.77

Total Gold Production Costs (US$/oz)
	Three months ended
March 31,
(Unaudited)	2007	2006[1]

Direct mining costs at market foreign exchange rates	$316	$290
Gains realized on currency and commodity hedge contracts	(16)	(11)
By-product credits	(14)	(18)

Cash operating costs	286	261
Royalties	19	17
Production taxes	4	4
Accretion and other costs	4	3

Total cash costs[2]	313	285
Amortization	82	76
Inventory purchase accounting adjustments	—	6

Total production costs	$395	$367

	Total Copper Production Costs (US$/lb)

	Three months ended
March 31,
(Unaudited)	2007	2006[1]

Cash operating costs	$0.79	$0.75
Royalties	0.01	0.02
Accretion	0.01	—

Total cash costs[2]	0.81	0.77
Amortization	0.29	0.12
Inventory purchase accounting adjustments	0.09	0.60

Total production costs	$1.19	$1.49

[1]	Barrick’s share of acquired Placer Dome mines’ production and total cash costs for the period January 20, 2006 to March 31, 2006.

[2]	Total cash costs per ounce/pound excludes amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound is a performance measure that is used throughout this First Quarter Report 2007. For more information see pages 14 to 16 of the Company’s MD&A.

BARRICK FIRST QUARTER 2007	6	SUMMARY INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
This portion of the Quarterly Report provides management’s discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three month period ended March 31, 2007, in comparison to the corresponding prior-year period. This MD&A, which has been prepared as of May 1, 2007, is intended to supplement and complement the unaudited interim consolidated Financial Statements and notes thereto, prepared in accordance with US generally accepted accounting principles (“US GAAP”), for the three month period ended March 31, 2007 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 26 to 46. Please note that prior-year comparatives have been reclassified to reflect the sale of the South Deep mine at January 1, 2006 and reclassified to reflect the changes in the fair value of non-hedge derivatives (see page 23 for more details). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated Financial Statements for the three years ended December 31, 2006, the related annual MD&A included in the 2006 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.
CONTENTS

Executive Overview	7
Significant Acquisitions and Divestitures	9
Key Economic Trends	9
Consolidated Gold and Copper Production, Sales and Costs	10
Results of Operating Segments	10
Operating Performance Measures	14
Other Costs and Expenses	16
Liquidity and Capital Resources	20
Cash Flow	20
Liquidity	21
Financial Position	22
Gold Sales Contracts	22
Critical Accounting Policies and Estimates	22
Cautionary Statement on Forward-Looking Information	25
EXECUTIVE OVERVIEW
In first quarter 2007, we produced 2.0 million ounces of gold, slightly higher than in first quarter 2006. Higher production at Lagunas Norte and Veladero, combined with contributions from our two newest mines, Cowal and Ruby Hill, were partly offset by lower production at Goldstrike which is processing lower grade ore in 2007. We sold 2.1 million ounces of gold at total cash costs of $313 per ounce compared to 1.9 million ounces at total cash costs of $285 per ounce in the same prior year period. Gold sales were higher than production, largely due to clearance of a backlog in finished product inventory.
Total cash costs per ounce were higher than the prior year period, as expected, mainly due to the processing of lower ore grades at Goldstrike and higher waste stripping rates at various mines, as well as higher costs in Australia. The increase in total cash costs per ounce was partly offset by the impact of higher production at Veladero, due to higher quantities of material placed on the leach pad during fourth quarter 2006 and Lagunas Norte, due to higher ore grades. Although total cash costs continue to be affected by high prices for certain input commodities and labor, particularly in our North America and Australia Pacific regions, mining costs per ton are similar to the prior year period reflecting our success in managing costs. Total cash costs per ounce in first quarter 2007 were lower than the average full-year guidance due to mine sequencing. We continue to expect Company total gold production and total cash costs per ounce to be within our range of original guidance for the full-year.
Project development expense was higher in first quarter 2007 compared to the prior year period due to higher activity levels at our projects. In first quarter 2007, realized gold prices were lower than both prevailing spot prices and the prior year period due to the delivery of 2.0 million ounces of production into our Corporate Gold Sales Contracts. This resulted in a pre-tax reduction to our revenues and operating cash flow of $564 million ($557 million post-tax) during the quarter when compared to prevailing spot prices. The remaining

BARRICK FIRST QUARTER 2007	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Gold Sales Contracts were eliminated through deliveries in April 2007, which resulted in a further pretax reduction to our revenues and operating cash flow of approximately $74 million ($68 million post-tax). As announced on February 22, 2007, gold from our operating mines is now completely unhedged as at May 1, 2007 and we are selling our gold production at prevailing market prices.
Results Overview
For the three month period ended March 31
($ millions, except per share, per ounce/pound data in dollars)

	Gold		Copper

	2007	2006	2007	2006

Production (‘000s oz/millions lbs)[1]	2,029	1,956	100	72
Sales[2]
’000s oz/millions lbs	2,121	1,940	91	79
$ millions	$826	$1,012	$263	$176
Market price[3]	650	554	2.69	2.24
Realized price[3,4]	386	533	2.77	2.31
Total cash costs[1,3,5]	313	285	0.81	0.77
Amortization[3]	82	76	0.29	0.12
Inventory purchase accounting adjustments	—	6	0.09	0.60

Total production costs [1,2,3]	$395	$367	$1.19	$1.49

	2007	2006

Net income (loss)	$(159)	$224
Net income (loss) per share basic and diluted	(0.18)	0.29
Cash inflow (outflow) from continuing operations
Operating activities	163	385
Investing activities	(270)	(417)
Financing activities	22	250

[1]	Gold production and total cash cost per ounce/pound/ton statistics reflect our equity share of production, including our equity share of production from the South Deep mine in 2006.

[2]	Gold sales ($ millions) exclude the results of discontinued operations. Gold sales (‘000s oz/millions lbs) exclude the results of discontinued operations and reflect our equity share of sales.

[3]	Per ounce/pound weighted average.

[4]	Realized copper prices exclude unrealized non-hedge derivative gains and losses. Realized copper prices is a performance measure that is used throughout this MD&A. For more information see pages 14 to 16.

[5]	Total cash costs per ounce/pound/ton statistics exclude amortization and inventory purchase accounting adjustments. Total cash costs per ounce/pound/ton is an operating performance measure that is used throughout this MD&A. For more information see pages 14 to 16.
Key Factors Affecting Earnings

For the three month period ended	Refer to
March 31 ($ millions)	page

Net income — 2006			$224
Increase (decrease)
Lower realized gold prices[1]	10	$(312)
Higher sales volumes gold[2]	10	45
Higher total cash costs — gold	10	(59)
Higher realized copper prices	10	42
Higher sales volumes copper[2]	10	18
Higher amortization expense	17	(43)
Higher exploration and project development expense	16	(15)
Higher income tax expense[3]	19	(54)
Special items[1,4]	8	5
Other		(10)

Total			$(383)

Net loss — 2007			$(159)

[1]	Our realized gold price was reduced by deliveries into Corporate Gold Sales Contracts of $564 million. Had it not been for these items, our realized price would have been approximately $652 per ounce or $266 per ounce higher in first quarter 2007. The impact of deliveries into Corporate Gold Sales Contracts has been excluded from the special items line on this table.

[2]	Impact of changing sales volumes on margin between selling prices, total cash costs and amortization, but excluding inventory purchase accounting adjustments.

[3]	Excluding the impact of the tax effects of special items.

[4]	Special items are presented on a post-tax basis. See page 8 for a description of the special items.

Special Items — Effect on Earnings Increase (Decrease)

		Pre-Tax		Post-Tax
For the three month period
ended March 31 ($ millions)	Page	2007	2006	2007	2006

Impact of deliveries into gold sales contracts	10	$(564)	$(40)	$(557)	$(39)
Unrealized non-hedge derivative gains (losses)[1]	14	12	(7)	8	(5)
Inventory purchase accounting adjustments	15	(8)	(61)	(7)	(48)
Equity loss in Highland Gold[2]		(20)	—	(20)	—
Deferred tax credits[3]	20	—	—	—	31

Total		$(580)	$(108)	$(576)	$(61)

[1]	Relates to gains and losses on our copper call option spread contracts. These gains and losses are included as a component of sales in our income statement. For more information see pages 14 to 16.

[2]	The equity loss in Highland reflects an impairment charge resulting from damages caused by the fire in the underground part of the Central Shaft at Highland’s Darasun mine, which occurred in 2006.

[3]	Due to changes in tax law / status.

BARRICK FIRST QUARTER 2007	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

SIGNIFICANT ACQUISITIONS AND DIVESTITURES
Acquisition of 20% interest in Porgera
In April 2007, we signed an agreement to purchase Emperor Mines Limited’s 20% interest in the Porgera mine that will increase our undivided interest in Porgera from 75% to 95%. The Government of Papua New Guinea holds the remaining 5% undivided interest in Porgera. We paid $250 million in cash plus an adjustment amount. The agreement is subject to certain conditions, including the receipt of regulatory approvals from the Government of Papua New Guinea, and is expected to close in third quarter 2007. We are currently in discussions regarding the possible sale of up to a 5% interest to our joint venture partner, Mineral Resources Enga Limited, for the proportionate acquisition cost paid by Barrick.
Sale of Paddington Operations
In April 2007, we entered into an agreement to sell the Paddington operations in Australia to Norton Goldfields Limited, under which we are entitled to receive cash proceeds of approximately $37 million and rehabilitation bonds of approximately $13 million. We expect to close the transaction in second quarter 2007. The Paddington operations, which form part of the Kanowna mine in Australia, were previously subject to a sale agreement which was terminated after the purchaser was unable to complete the transaction.
KEY ECONOMIC TRENDS
Gold, Copper and Silver Prices
In first quarter 2007, gold prices ranged from $602 to $689 per ounce with an average market price of $650 per ounce. The price of gold has been strong since the fourth quarter 2006, rising more than 20% since early third quarter 2006, primarily due to strong investment demand. Other economic influences such as supply and demand, oil prices, trade deficits, the US dollar and US interest rates are factors in influencing gold price movements, as well as Central Bank activity. Demand for gold remains strong, both for jewelry and as an investment in response to global economic and political uncertainty. As such, we believe that economic conditions for a higher gold price remain favorable as gold mine supply is expected to be flat to slightly declining in the coming years, as the operating environment to bring on new production is longer.
Copper prices declined during the early part of first quarter 2007 on concerns of a slowdown in global economic activity. Copper prices have since recovered, closing slightly higher than at the beginning of the year at $3.15 per pound at March 31, 2007. Continued strong physical demand and supply constraints in the copper market are price supportive in the short-term. In first quarter 2007, we entered into a transaction where we can participate in stronger copper prices up to $3.58 per pound, while maintaining a floor price of $3.08 per pound, on the remaining 253 million pounds of copper in copper-linked notes. The change in fair value of this transaction is being recorded in current period revenue.
Silver prices traded in a range of $12.00 to $14.72 per ounce in first quarter 2007, closing at $13.35 per ounce at March 31, 2007. Silver price trends were similar to gold for most of first quarter 2007. We believe that silver prices should remain at these high levels for the foreseeable future as industrial and investment demand continue to remain robust.
Currency Exchange Rates
A weaker US dollar would cause our costs reported in US dollars, not protected by currency hedges, to increase. In first quarter 2007 the Canadian dollar was range bound as the market focused on interest rate expectations. The Australian dollar appreciated during and subsequent to the first quarter 2007, mainly due to higher commodity prices and a strong economic performance in Australia. In first quarter 2007, we added hedges of AUD$120 million for exposures in 2007 to 2009. In April 2007, we added hedges of AUD$505 million for exposures in 2007 to 2009. The Chilean Peso initially weakened as copper prices continued to fall early in first quarter 2007. When copper prices recovered in the second half of first quarter 2007, the Chilean Peso strengthened and closed at the approximately the same level as at the beginning of the year. In first quarter 2007, we added hedges of 6.5 billion Chilean pesos for exposures in 2007.
Other Commodities and Consumables
The mining industry continues to experience high prices for many commodities and consumables used in the production of gold and copper, as well as, in some cases, constraints on supply. In first quarter 2007, the price of crude oil declined but later increased in the quarter, closing at $66 per barrel due to cold weather and total petroleum inventory levels declining. To help mitigate rising oil prices and control the cost of fuel consumption, we have a fuel hedge position equivalent to 4.5 million barrels of oil, primarily designated for our Nevada based mines. This fuel hedge position represents about half of our total estimated consumption for the remainder of 2007 and 15-20% of our total estimated consumption in each of the following six years.
US Dollar Interest Rates
We expect the interest rate yield curve to return to being relatively flat with the less optimistic view on the US

BARRICK FIRST QUARTER 2007	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

economy. Volatility in interest rates mainly affects interest receipts on our cash balances ($3.0 billion at March 31, 2007), and interest payments on variable-rate debt (approximately $1.2 billion at March 31, 2007). The relative amounts of variable-rate financial assets and liabilities may change in the future, depending upon the amount of operating cash flow we generate, as well as amounts invested in capital expenditures.
CONSOLIDATED GOLD AND COPPER PRODUCTION, SALES AND COSTS
In first quarter 2007, we produced 2.0 million ounces of gold, slightly higher than in first quarter 2006. Higher production at Lagunas Norte and Veladero, combined with contributions from our two newest mines, Cowal and Ruby Hill, were partly offset by lower production at Goldstrike which is processing lower grade ore in 2007. We sold 2.1 million ounces of gold at total cash costs of $313 per ounce compared to 1.9 million ounces at total cash costs of $285 per ounce in the same prior year period. Gold sales were higher than production, as expected, largely due to clearance of a backlog in finished product inventory. Total cash costs per ounce were higher than the prior year period, as expected, mainly due to the processing of lower ore grades at Goldstrike, as well as higher costs in Australia, partly offset by the impact of higher production at Veladero, due to higher quantities of material placed on the leach pad during fourth quarter 2006, and Lagunas Norte, due to higher ore grades. In first quarter 2007, we also produced 100 million pounds of copper at total cash costs of $0.81 per pound, an increase of 28 million pounds over the prior year period. The increase in copper production was due to higher copper recoveries at Zaldfvar.
In first quarter 2007, realized gold prices were lower than both prevailing spot prices and the prior year period due to the delivery of 2.0 million ounces of production into our Corporate Gold Sales Contracts. This resulted in a pre-tax reduction to our revenues and operating cash flow of $564 million ($557 million post-tax) during the quarter when compared to prevailing spot prices. The remaining Corporate Gold Sales Contracts were eliminated through deliveries in April 2007, which resulted in a further pre-tax reduction to our revenues and operating cash flow of approximately $74 million ($68 million post-tax). Realized copper prices in first quarter 2007 largely reflected prevailing market prices and the benefit of prices secured from the copper-linked notes. During first quarter 2007, we also entered into a transaction where we can participate in higher copper prices up to $3.58 per pound, while maintaining a floor price of $3.08 per pound, through the end of 2009 on the remaining 253 million pounds of copper in copper-linked notes. The change in fair value of this transaction is being recorded in current period revenue.
Consolidated Cost of sales/Total Cash Costs1, 2

	Gold				Copper
	in millions $		$ per ounce		in millions $		$ per pound
Three months ended March 31	2007	2006	2007	2006	2007	2006	2007	2006

Cost of goods sold[1,2,3]	$671	$564	$316	$290	$71	$59	$0.79	$0.75
Currency/commodity hedge gains	(33)	(23)	(16)	(11)	—	—	—	—
By-product credits	(30)	(34)	(14)	(18)	—	—	—	—
Royalties/production taxes	49	40	23	21	1	1	0.01	0.02
Accretion/other costs	8	6	4	3	1	—	0.01	—

Cost of sales/Total cash costs[1]	$665	$553	$313	$285	$73	$60	$0.81	$0.77

[1]	Total cash costs and cost of sales both exclude amortization and inventory purchase accounting adjustments — see pages 14 to 16.

[2]	Excludes cost of sales related to non-controlling interests and includes costs of sales related to discontinued operations for 2006.

[3]	At market currency exchange and commodity rates, adjusted for non-controlling interests- see pages 14 to 16.
RESULTS OF OPERATING SEGMENTS
In our Financial Statements, we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment expenses and amortization of segment property, plant and equipment. We monitor segment expenses using “total cash costs per ounce” and “total cash costs per pound” statistics that represent segment cost of sales, less inventory purchase price adjustments, divided by ounces of gold and pounds of copper sold in each period. The discussion of results focuses on these statistics in explaining changes in segment expenses.

BARRICK FIRST QUARTER 2007	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

	Production		Total cash
	(000’s		costs
Three months ended	ozs/millions lbs)		($ per oz/lb)
March 31	2007	2006	2007	2006

Gold
North America	786	852	$352	$290
South America	569	423	145	200
Australia Pacific	490	482	426	318
Africa	178	189	328	362
Other	6	10	316	355

	2,029	1,956	313	285

Copper
South America	80	60	0.65	0.60
Australia Pacific	20	12	1.50	1.37

	100	72	$0.81	$0.77

Gold production in first quarter 2007 was similar to the prior year period as an increase in tons processed, primarily from the start-up of our two newest mines, was mostly offset by lower average head grades from mining in lower grade areas of certain mines and because at some of our mines, the primary mill feed came from long-term stockpiles. A higher proportion of waste tons mined combined with lower average head grades resulted in higher total cash costs per ounce in first quarter 2007. Mining costs per ton in 2007 were similar to 2006, reflecting our success in managing costs.

[1]	All amounts presented are based on equity production.
In first quarter 2007, total tons mined increased by 11% over the prior year period due to the contribution of the Ruby Hill and Cowal mines in first quarter 2007 and second quarter 2006, respectively, combined with higher tons mined at Round Mountain and Bald Mountain, partly offset by lower tons mined at Granny Smith. At Round Mountain, we are expanding the open pit, which is resulting in mining higher waste tons. At Bald Mountain, we are currently mining in lower-grade areas of the mine but we are mining and processing more tons due to shorter hauling distances. At Granny Smith, tons mined are declining as open pit operations wind down in the transition to underground mining. Total tons processed increased in first quarter 2007 by 19% compared to the same prior year period due primarily to the contribution of the Cowal and Ruby Hill mines and higher tons processed at Cortez.

[1]	All amounts presented are based on equity production.
Average head grades decreased by 20% in first quarter 2007 compared to the prior year period, primarily due to lower ore grades at Goldstrike, Bald Mountain, Pierina and Granny Smith. At Goldstrike, Bald Mountain and Pierina, we are mining in lower grade areas of ore body in 2007. Granny Smith processed low-grade stockpile ore during first quarter 2007 until the start-up of underground operations. Ore tons from underground mining is expected to increase beginning in second quarter 2007 at which time production levels should increase.

[1]	All amounts presented are based on equity production.
We have been successful in containing mining costs per ton in first quarter 2007 over the prior year period, but the mining of more waste tons has been a significant factor that has caused total cash costs per ounce to increase over the prior year period.
Operating Segments — Gold
North America
Producing Mines
Gold production in first quarter 2007 was lower than in the same prior year period due to lower production at Goldstrike, Hemlo and Eskay Creek, partially offset by higher production at Cortez. At Goldstrike, lower-grade

BARRICK FIRST QUARTER 2007	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

areas of the pit were mined in first quarter 2007 relative to the same prior year period, and we are temporarily mining lower tons from the underground as a result of a change in mining methods. Goldstrike expects to process low-grade ore stockpiles during the latter part of 2007 as the open pit enters a high waste stripping phase. At Hemlo, lower production was due to a backfill failure, limiting access to higher-grade ore. At Eskay Creek, fewer tons at lower ore grades were mined compared to the prior year period as the mine approaches the end of operations. The Ruby Hill mine poured its first gold in mid-February 2007 and produced approximately 10,000 ounces during the quarter. Total construction cost for the Ruby Hill mine was approximately $66 million, which was below the estimate of $75 million. At Cortez, higher production was due to mining in areas of the pit that are yielding higher leach ore tons than the prior year period. This is expected to continue through 2007.
Total cash costs per ounce were higher in first quarter 2007 than in the prior year period mainly due to the processing of lower ore grades at Goldstrike, as well as higher labor costs and higher prices and consumption of input commodities used in the production process. Total cash costs also reflect higher royalties and net proceeds taxes as a result of higher market gold prices and lower silver by-product credits due to declining silver production at Eskay Creek. At Goldstrike, processing of lower ore grades requires larger quantities of reagents for optimal gold recovery, and resulted in additional costs of approximately $11 per ounce in the first quarter 2007.
Significant Projects
At the Cortez Hills project in Nevada, which includes the Cortez Hills and Pediment deposits, we spent approximately $23 million in first quarter 2007 (100% basis) for the ongoing procurement of open-pit mining equipment, continued construction of the cross-valley dewatering pipeline system, and completion of an additional 790 meters of the underground exploration decline for a total of 3,368 meters completed to date. Environmental Impact Assessment (“EIA”) approval continues to be targeted for early 2008 followed by a 15-month construction period.
At the Donlin Creek project, where we own a 30% interest with a right to increase that interest to 70%, we spent approximately $20 million (100% basis) to complete all remaining core logging and assaying, updating the geological model, and work to advance a new block model being planned for completion in early second quarter 2007. Geotechnical core drilling in the mine, tailings and plant sites was undertaken, with additional infill core drilling scheduled to start during second quarter 2007. A total of up to 80,000 meters of core drilling is planned for 2007. The feasibility study is progressing according to schedule for completion by November 12, 2007. Government and local community relations continue to be a focal point as the project moves forward.
At the Pueblo Viejo project, 60% owned and operated by Barrick, EIA approval for the mine site and facilities was received in first quarter 2007. We spent approximately $15 million (100% basis) during first quarter 2007 on advancing project design and engineering, furthering exploration programs, and evaluating options for the sourcing of power. Work to finalize the process and flowsheets for zinc and copper recovery in addition to gold production is continuing.
South America
Producing Mines
Gold production increased by 35% over the same prior year period due to higher production from Lagunas Norte and Veladero, partly offset by lower production at Pierina with mining of deeper, lower-grade areas of the deposit. Lagunas Norte produced 36% more gold in first quarter 2007 compared to first quarter 2006 as a result of higher than expected ore grades and from placing higher quantities of material on the leach pad during fourth quarter 2006. At Veladero, gold production was 132% higher than in first quarter 2006, due to higher quantities of material placed on the leach pad during fourth quarter 2006, partially offset by lower ore grades. Lower haul truck availability delayed the completion of waste stripping activities at Filo Federico.
Total cash costs per ounce decreased by 28% over the prior year period due to higher levels of production and sales at Lagunas Norte and Veladero.
Significant Projects
At the Pascua-Lama project, approximately $11 million was spent as we continued to develop detailed engineering plans and have begun submission of documentation to obtain the administrative and sectoral approvals and permits that are required prior to initiating construction in either country. In addition, the governments of Chile and Argentina must resolve certain remaining fiscal matters, including taxation, relating to the bi-national project. The timing of receipt of approvals for permitting and licensing, cross-border approvals, fiscal matters and royalty items are largely beyond our control. The project team is using this period to advance activities possible within the current permitting outline, including site topography and control surveys, as well as detailed geotechnical and geotectonic information required for sectoral permitting.

BARRICK FIRST QUARTER 2007	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

Australia Pacific
Producing Mines
Gold production in first quarter 2007 was slightly higher than the prior year period due to the start-up of the Cowal mine in second quarter 2006, partly offset by lower gold production at Granny Smith, Kalgoorlie and Porgera. Total cash costs per ounce for the Australia Pacific region were higher in first quarter 2007 mainly due to temporarily processing low-grade stockpiles at Granny Smith until the start-up of underground mining operations. At Porgera, production in first quarter 2007 was impacted by the damage sustained at the Hides Power Station, Porgera’s main source of power, as a result of a fire caused by a lightning strike in December 2006. In late February 2007, repairs to the power station were completed and throughput levels at Porgera have returned to normal operation. We have initiated a process to seek compensation for the impact of the event through our business interruption insurance. In first quarter 2007, remediation of the West Wall at Porgera continued with the removal of the buttress and ramp. Full-scale mining of Stage 5 is expected to begin in third quarter 2007. At Kalgoorlie, lower shovel availability impacted mining rates leading to processing of more low-grade stockpile ore which affected production. With the implementation of improvement programs, mining rates and shovel availability increased in April 2007, and we expect production to increase in second quarter 2007.
At Cowal, the potential effect of water shortages on throughput rates was partially mitigated by securing supplies of water from alternate sources. In second quarter 2007, we expect to commence a conversion of the mill to treat sulphide ore which will require the mill to be shutdown for approximately one week. Throughput rates leading up to the conversion are expected to be higher than planned as softer ore and transitional material is milled.
Total cash costs per ounce were higher in first quarter 2007, reflecting the temporary processing of more low-grade ore at Granny Smith and Kalgoorlie, lower production levels at Porgera and Kalgoorlie, and higher currency exchange rates.
Africa
Producing Mines
Gold Production in the first quarter 2007 was slightly lower than the same prior year period due to the sale of the South Deep mine in fourth quarter 2006 partly offset by higher production at North Mara, Tulawaka and Bulyanhulu. Production at North Mara in first quarter 2007 increased over the prior year period as the mine was able to access higher ore grades. Due to heavy rainfall in Tanzania, a pit wall failure occurred in the Gokona Phase 1 pit in late fourth quarter 2006. A change in the mining schedule was required, which resulted in mining lower-grade areas of the pit, while the waste at the pit wall was being removed. Mining of higher grade ore at Gokona is now expected in the second half of 2007. At Tulawaka, production in the first quarter 2007 was higher than the prior year period due to a plant closure in first quarter 2006, caused by a lack of water. Production at Tulawaka is expected to increase in the second half of the year when mining recommences in the higher-grade area of the pit. At Bulyanhulu, production in first quarter 2007 was lower than expected due to lower mill utilization and lower average head grades, although improvements are expected for the remainder of 2007.
Total cash costs per ounce in the first quarter 2007 were lower than the prior year period, mainly due to higher production levels at all three mines in the region, as well as the impact of the sale of South Deep on average costs for the region. In first quarter 2007, we concluded the agreement with the Tanzanian Government to make additional annual payments under the Mining and Development Agreements (“MDAs”). In March 2007, a $7 million payment was made in respect of 2006.
Significant Projects
At Buzwagi, the MDA for the project was approved during first quarter 2007 by the Tanzanian government. Approval of the EIA is expected to be received in second quarter 2007. We spent approximately $8 million mainly to advance engineering and procurement efforts for this project during first quarter 2007.
Operating Segments — Copper
At the Zaldívar mine, copper production in first quarter 2007 was higher than the prior year period due to higher leach recoveries in first quarter 2007 as ore containing a higher percentage of oxides was placed on the leach pads in 2007. Total cash costs per pound were higher than 2006 due to higher prices paid for input commodities and consumables used in the production process, partially mitigated by the higher production volumes.
At the Osborne copper-gold mine, higher production in first quarter 2007 compared to the prior year period was due to higher ore grades from the underground areas of the mine, combined with higher throughput achieved by blending underground ore with ore from the Trekelano open pit. Construction of a paste-fill plant has been completed, which should allow access to more

BARRICK FIRST QUARTER 2007	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

underground stoping areas from second quarter 2007 onwards.
Other Significant Projects
At the Sedibelo platinum project in South Africa, where we have the right to earn a 50% interest, a pre-feasibility study commenced in 2006. First quarter 2007 activities consisted of $4 million spent towards advancing the pre-feasibility study, including drilling for a second bulk sample which has been sent for metallurgical testing.
At the Kabanga joint venture, between Xstrata Pic (“Xstrata”) and Barrick, Xstrata has to fund $145 million, of which over $50 million has been funded to date, to maintain a 50% interest in the project. The remaining funds will be used towards the pre-feasibility study with funds remaining for other subsequent activities. In first quarter 2007, a total of ten drill rigs completed 27,760 of definition drilling against a plan of 25,515 and 9,717 meters of geotechnical drilling against a plan of 8,500 meters. The pre-feasibility study drill program is on plan.
At the Fedorova palladium and platinum project in Russia, where we own a 50% interest with an earn-in right to 79%, first quarter 2007 activities consisted of $2 million in spending towards exploration drilling, assaying of samples and infill drilling.
At Reko Diq, in Pakistan, the drill program continued in first quarter 2007 with 69,000 meters planned to upgrade the resource at the Western Porphyries in 2007. Over 18,000 meters have been drilled to date, and results continue to confirm the expected grade and continuity of the copper-gold mineralization. In addition, results from two deep test holes suggest potential to extend the mineralization at depth.
OPERATING PERFORMANCE MEASURES
Realized Copper Prices
Management uses a performance measure internally that represents copper revenues under US GAAP, adjusted for unrealized gains and losses on non-hedge copper derivatives. The use of this measure is intended to enable management to better understand the price realized each period for copper sales. Management believes that this measure better reflects Barrick’s performance in each period and is a better indication of its expected performance in future periods. Changes in the unrealized mark to market value of non-hedge copper derivatives occur each period due to changes in market factors such as spot and forward copper prices. The exclusion of such unrealized mark to market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling copper production. Management includes such unrealized mark to market gains and losses in a list of “special items” that have affected its results. These gains and losses relate to derivative instruments that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. Barrick’s copper realized price statistic is a performance measure that does not have any standardized meaning prescribed by US GAAP, and is therefore unlikely to be comparable to similar measures presented by other issuers. The following table illustrates the effect of adjusting realized copper prices for unrealized gains and losses on non-hedge copper derivatives.
Illustration of Impact of Excluding Unrealized Gains and Losses on Non-Hedge Copper Derivatives from Realized Copper Prices

($ millions, except per pound data in dollars)	Copper
Three months ended March 31	2007	2006

Sales[1]	$263	$176
Unrealized non-hedge copper derivative gains (losses)	12	(7)
Sales — as adjusted	$251	$183
Sales (millions lbs)	91	79
Realized copper price per Ib (including unrealized non-hedge copper derivative gains and losses)	$2.90	$2.22
Unrealized non-hedge copper derivative gains (losses) — per pound	0.13	(0.09)
Realized copper price per Ib (excluding unrealized non-hedge copper derivative gains and losses)	$2.77	$2.31

[1]	As per Barrick’s income statement.
Total Cash Costs
Total cash costs include all costs absorbed into inventory, as well as royalties, by-product credits, production taxes and accretion expense, and exclude inventory purchase accounting adjustments and amortization. The presentation of these statistics in this manner allows us to monitor and manage those factors that impact production costs on a monthly basis. We calculate total cash costs based on our equity interest in production from our mines. Total cash costs per ounce/pound/ton are calculated by dividing the aggregate of these costs by gold ounces, copper pounds sold or ore tons processed. Total cash costs and total cash costs per ounce/pound/ton are calculated on a consistent basis for the periods presented. In our income statement, we present amortization separately

BARRICK FIRST QUARTER 2007	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales in the income statement. We have provided below reconciliations to illustrate the impact of excluding amortization and inventory purchase accounting adjustments from total cash costs per ounce/pound/ton statistics. Under purchase accounting rules, we recorded the fair value of acquired work in progress and finished goods inventories as at the date of the Placer Dome acquisition. As the acquired inventory is sold, any purchase accounting adjustments reflected in the carrying amount of inventory at acquisition impact cost of sales. The method of valuing these inventories is based on estimated selling prices less costs to complete and a reasonable profit margin. Consequently, the fair values do not necessarily reflect costs to produce consistent with ore mined and processed into gold and copper after the acquisition.
We believe that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where we hold less than a 100% share in the production, we exclude the economic share of gold production that flows to our partners who hold a non-controlling interest. Consequently, for the Tulawaka mine, although we fully consolidated this mine in our Financial Statements, our production and total cash cost statistics only reflect our equity share of the production.
In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce/pound/ton statistics as a key performance measure internally to monitor the performance of our regional business units. We use these statistics to assess how well our regional business units are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization costs per ounce/pound/ton statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them, we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in these statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year-over-year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.
The principal limitation associated with total cash costs per ounce/pound/ton statistics is that they do not reflect the total costs to produce gold/copper, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization and inventory purchase accounting adjustments as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce/pound/ton statistics.
Total cash costs per ounce/pound/ton statistics are intended to provide additional information, do not have any standardized meaning prescribed by US GAAP and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP. Other companies may calculate these measures differently.
Illustration of Impact of Excluding Certain Costs from Total Cash Costs per Ounce/Pound

($ millions)	Gold		Copper
Three months ended March 31	2007	2006	2007	2006

Cost of sales[1]	$667	$547	$82	$109
Cost of sales at South Deep included in discontinued operations	—	39	—	—
Cost of sales attributable to non-controlling interests[2]	(2)	(21)	—	—
Inventory purchase accounting adjustments included in cost of sales[3]	—	(12)	(9)	(49)

Cost of sales as adjusted	665	553	73	60
Amortization at producing mines — consolidated	176	145	26	9
Amortization at South Deep included in discontinued operations	—	7	—	—
Amortization at producing mines attributable to non-controlling interests[2]	(2)	(5)	—	—

Amortization at producing mines — equity basis	174	147	26	9
Inventory purchase accounting adjustments[3]	—	12	9	49

Cost of sales including amortization and inventory purchase accounting adjustments — equity basis	$839	$712	$108	$118

BARRICK FIRST QUARTER 2007	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs per ounce/pound (per
ounce/pound information in dollars)	Gold		Copper
Three months ended March 31	2007	2006	2007	2006

Ounces/pounds sold — consolidated (thousands/millions)	2,132	1,992	91	79
Sales attributable to non-controlling interests[2]	(11)	(52)	—	—

Ounces/pounds sold — equity basis	2,121	1,940	91	79

Total cash costs per ounce/pound — equity basis	313	285	0.81	0.77
Amortization per ounce/pound — equity basis	82	76	0.29	0.12
Inventory purchase accounting adjustments per ounce/pound	—	6	0.09	0.60
Cost of sales and amortization per ounce/pound attributable to non-controlling interests[2]	1	2	—	—

Total costs per ounce/pound[4] — consolidated basis	$396	$369	$1.19	$1.49

Total cash costs per ton (per ton information in dollars)
Three months ended March 31

	Gold
(Per ton information in dollars)	2007	2006

Tons mined consolidated (millions of tons)	197	180
Tons mined attributed to non-controlling items (millions of tons)[2]	(42)	(40)

Tons mined-equity (millions of tons)	155	140

Tons processed consolidated (millions of tons)	58	50
Tons processed attributed to non-controlling items (millions of tons)[2]	(14)	(13)

Tons processed-equity (millions of tons)	44	37

Cost per ton mined — equity basis	$4	$4
Amortization per ton mined — equity basis	1	1
Inventory purchase accounting adjustment	—	—
Cost of sales and amortization per ton mined attributable to non-controlling interests[2]	—	—

Cost per ton mined[4] — consolidated basis	$5	$5

Cost per ton processed — equity basis	$15	$15
Amortization per ton processed — equity basis	4	4
Inventory purchase accounting adjustment	—	—
Cost of sales and amortization per ton processed attributable to non-controlling interests[2]	—	—

Cost per ton processed[4] — consolidated basis	$19	$19

[1]	The aggregate amount of cost of sales for gold and copper is as per Barrick’s income statement.

[2]	Relates to a 30% interest in Tulawaka.

[3]	Based on our equity interest.

[4]	Includes amortization, amounts attributable to non-controlling interests and inventory purchase accounting adjustments.
OTHER COSTS AND EXPENSES
Exploration Expense

For the three month period ended March 31
($ millions)	2007	2006	Comments on variances

Exploration

North America	$11	$9	Higher expenditures at Goldstrike — North Post ($2 million) and Round Mountain ($1 million).

South America	7	7

Australia Pacific	8	12	In the prior year, higher expenditures at a project in Papua New Guinea ($5 million).

Africa	2	3

Other	2	2

Total	$30	$33

BARRICK FIRST QUARTER 2007	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

Project Development Expense

For the three month period ended March 31
($ millions)	2007	2006	Comments on variances

Mine development	$25	$11	Higher expenditures in first quarter 2007 at Donlin Creek ($9 million), Pueblo Viejo ($5 million) and Sedibelo ($4 million), partly offset by lower expenditures at Buzwagi ($3 million).

Non-capitalizable project costs	8	2	Higher costs in first quarter 2007 at Buzwagi ($3 million) and Pascua-Lama ($2 million).

Business development/other	4	6

Total	$37	$19

Amortization Expense

	Three month period ended March 31
	Incr. (decr.) due to
	2007	Sales		2006
($ millions)	Amount	volumes[1]	Other[2]	Amount	Comments on Other variances

Gold mines

North America	$62	$(7)	$9	$60	Mainly due to amortization of purchase price adjustment totaling $11 million, related to property plant and equipment acquired with Placer Dome.

South America	47	14	(5)	38	Mainly due to increase in reserves at the end of 2006. The gold mines in South America are not affected by Placer Dome purchase price adjustments.

Australia Pacific	43	7	6	30	Mainly due to amortization of purchase price adjustment totaling $5 million, related to property plant and equipment acquired with Placer Dome.

Africa	24	8	(1)	17

Copper mines

South America	18	1	10	7	Mainly due to amortization of purchase price adjustment totaling $7 million, related to property, plant and equipment acquired with Placer Dome.

Australia Pacific	8	—	6	2	Mainly due to amortization of purchase price adjustment totaling $6 million, related to property, plant and equipment acquired with Placer Dome.

Sub total	202	23	25	154

Corporate assets	6			11

Total	$208			$165

[1]	For explanation of changes in sales volumes refer to page 10.

[2]	Other includes increases/decreases in amortization expense due to additions/dispositions of property, plant and equipment, purchase accounting adjustments and the impact of historic changes in reserve estimates on amortization (refer to page 24).
Amortization expense in first quarter 2007 reflects valuations for the acquired mines, and the prospective amortization adjustments to reflect changes from the preliminary allocation that was made in first quarter 2006. The overall impact of the final valuations at the end of 2006 was an increase in amortization expense by $27 million in first quarter 2007 compared with amortization based on the preliminary allocation recorded in first quarter 2006.

BARRICK FIRST QUARTER 2007	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate Administration, Interest Income and Interest Expense

For the three month period ended March 31
($ millions)	2007	2006	Comments on variances

Corporate administration	$33	$34

Interest income	39	27	Higher interest income as a result of higher average cash balance in first quarter 2007 ($3.0 billion) compared to first quarter 2006 ($1.1 billion). In first quarter 2006, interest income included $11 million financing fee relating to the agreement to sell certain operations to Goldcorp.

Interest costs

Incurred	66	57	Higher interest incurred as a result of interest on the copper-linked notes ($16 million), and North Mara demand financing facility ($3 million) partly offset by lower interest incurred as a result of repayment of amounts outstanding under a $1 billion credit facility ($9 million) and an $850 million second credit facility ($3 million) in 2006.

Capitalized	30	26	Higher interest capitalized in first quarter 2007 as we began to capitalize interest costs at acquired projects beginning in fourth quarter 2006 after valuations were finalized, including Cortez Hills, Donlin Creek, Pueblo Viejo and Sedibelo, Capitalization at Reko Diq began in fourth quarter 2006 after the project was acquired.

Interest expense allocated to discontinued operations	—	16	Relates to interest on debt used to finance discontinued operations.

Interest expensed	$36	$15

Other Operating Expenses

For the three month period ended March 31
($ millions)	2007	2006	Comments on variances

Regional business unit costs	$22	$22

Community development costs	6	—	Relates to amounts accrued for a voluntary contribution to be paid in Peru ($4 million) and amounts accrued under a MDA to the Tanzanian Government ($2 million).

Environmental remediation costs	5	3

World Gold Council fees	3	4

Total	$36	$29

Other Income

For the three month period ended March 31
($ millions)	2007	2006	Comments on variances

Gains on asset/investment sales	8	1	In 2007, we sold certain investments and also various mining properties in South America.

Royalty income	3	1	Increase relates to higher accrued royalty income.

Sale of water rights	1	1

Other	6	3

Total	$18	$6

BARRICK FIRST QUARTER 2007	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Expense

For the three month period ended March 31
($ millions)	2007	2006	Comments on variances

Changes in AROs at closed mines	—	1

Accretion expense at closed mines	3	2

Losses on sale of investments	—	1

Other	2	1

Total	$5	$5

Income Taxes
Income tax expense was $147 million in first quarter 2007. Excluding the effect of delivering into gold sales contracts in a low tax rate jurisdiction at prices below prevailing market prices, the underlying effective tax rate for income in first quarter 2007 was 27%. In first quarter 2006, after excluding the effect of a $31 million reduction of deferred tax liabilities, the underlying effective tax rate was 28%.
Our expected underlying effective tax rate for 2007 is about 30% at current market gold prices. This expected underlying rate excludes the effect of gains and losses on non-hedge derivatives, the effect of delivering into gold sales contracts in a low tax-rate jurisdiction at prices below prevailing market prices, the impact of tax rate changes and any changes in deferred tax valuation allowances.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities or because of changes in valuation allowances reflecting changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. Potential changes to any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods.
Quarterly Information ($ millions, except where indicated)

	2007	2006				2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Sales[1,2]	$1,089	$1,351	$1,568	$1,532	$1,188	$777	$623	$466
Net income (loss)	(159)	418	405	459	224	175	113	47
Net income (loss) per share — basic (dollars)	(0.18)	0.48	0.47	0.53	0.29	0.33	0.21	0.09
Net income (loss) per share — diluted (dollars)	(0.18)	0.48	0.46	0.53	0.29	0.32	0.21	0.09

[1]	Prior period Sales figures were adjusted for the impact of a change in accounting policy with respect to non-hedge derivative gains and losses. See page 23 for details.

[2]	Adjusted for the impacts of reclassifying sales from our South Deep mine to discontinued operations in third quarter 2006.
Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales, rising gold production and sales volumes as our new mines began production in 2005 and 2006 and, in first quarter 2006, our acquisition of Placer Dome. Results from first quarter 2006 onwards benefited from the contribution of gold and copper mines acquired in the Placer Dome acquisition. Although these trends continued in the second half of 2006, earnings in third quarter 2006 were reduced by post-tax adjustments of $25 million related to revisions to the AROs at a closed mine. In fourth quarter 2006, sales and earnings were reduced by $312 million (post-tax) as a result of the delivery of gold ounces into gold sales contracts. The effect on fourth quarter 2006 income of this reduction was partially mitigated by a post-tax gain of $288 million from the sale of the South Deep mine. In first quarter 2007, we delivered gold ounces into gold sales contracts once again, reducing earnings and cash flow by $557 million (post-tax). The historic trends are discussed elsewhere in this MD&A. Net income in each quarter also reflects the timing of various special items that are presented in the table on page 8.

BARRICK FIRST QUARTER 2007	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Key Factors Affecting Operating Cash Flow

			Impact on
			comparative
Three months ended March 31			operating cash
($ millions)	2007	2006	flows	Comments on variances

Gold sales volumes (‘000s oz)	2,121	1,940	$45	See page 10.

Realized gold prices ($/oz)	$386	$533	(312)	See page 10.

Total cash costs gold ($/oz)	$313	$285	(59)

Copper sales volumes (millions lbs)	91	79	18	See page 10.

Realized copper prices ($/lbs)	$2.77	$2.31	42	See page 10.

Total cash costs copper ($/lbs)	0.81	0.77	(4)

Sub-total			$(270)

Other inflows (outflows)

Higher expenses[1]	$123	$114	$(9)	See pages 16 to 19.

Purchase of copper puts	—	(26)	26

Non-cash working capital	70	50	20

Higher interest expense	36	15	(21)	See page 18.

Higher interest income	39	27	12	See page 18.

Effect of other factors			20

Total			$(222)

[1]	Includes corporate administration, exploration, project development, other operating expenses and other income/expense.

BARRICK FIRST QUARTER 2007	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

Investing Activities

Three months ended March 31
($ millions)	2007	2006	Comments on variances

Project capital expenditures[1]

Pascua-Lama	$28	$29	Expenditures at Pascua-Lama are expected to increase over the course of 2007 due to increased activity levels.

Cowal	—	47	Production start-up in second quarter 2006.

Ruby Hill	8	8	Production start-up in late February 2007.

Cortez Hills	19	—	Construction activity at mine acquired with Placer Dome in January 2006. Expenditures at Cortez Hills are expected to increase in the second half of the year.

Other	7	—	Relates primarily to capitalized interest at Donlin Creek, Pueblo Viejo, Reko Diq, Sedibelo and Buzwagi.

Sub-total	$62	$84

Regional capital expenditures

North America	$28	$37	Relates mainly to lower expenditures at Goldstrike ($4 million) and Cortez ($3 million).

South America	59	71	Lower expenditures at Veladero related to capitalized pre-production stripping of the Filo Federico pit ($8 million) combined with lower expenditures at Lagunas Norte ($3 million).

Australia Pacific	67	35	Higher expenditures mainly due to Cowal start-up in second quarter 2006 ($15 million) combined with higher expenditures at Porgera primarily related to the remediation of the West Wall cutback ($13 million).

Africa	29	16	Higher expenditures at Bulyanhulu ($7 million) and Tulawaka ($5 million).

Other	3	2

Sub-total	$186	$161

Total	$248	$245

[1]	Includes both construction costs and capitalized interest.
In April 2007, we sold our entire interest of 13.6 million shares of NovaGold Resources Inc, at an average price of approximately $16.26 per share for proceeds of $221 million.
Financing Activities
The most significant financing cash flows in first quarter 2007 were cash receipts totaling $31 million received on the exercise of employee stock options. On May 1 2007, we repaid $500 million of maturing debt from existing cash balances and proceeds from the sale of investments.
Liquidity
Liquidity Management
In managing our liquidity we maintain cash positions and put in place financing in our regional business units as well as at the Corporate Center to provide adequate liquidity for our operations. Furthermore, we assess our long-term financial requirements and plan our financing strategy accordingly.
Alternatives for sourcing our future capital needs include our significant cash position, unutilized credit facilities, future operating cash flow, project financings and public debt financings. These alternatives are evaluated to determine the optimal mix of capital resources for our capital needs.
We expect that, absent a material adverse change in a combination of our sources of liquidity and/or a significant decline in gold and copper prices, present levels of liquidity will be adequate to meet our expected capital needs. If we are unable to access project financing due to unforeseen political or other problems, we expect that we will be able to access public debt markets as an alternative source of financing.

BARRICK FIRST QUARTER 2007	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL POSITION
Shareholders’ Equity
Outstanding Share Data

Shares outstanding
As at April 18, 2007	No. of shares

Common shares	864,735,635
Special voting shares	1
Exchangeable shares[1]	1,365,127
Stock options	17,313,382

[1]	Represents Barrick Gold Inc. (“BGI”) exchangeable shares. Each BGI share is exchangeable for 0.53 Barrick common shares. At April 18, 2007, these shares were convertible into approximately 723,517 Barrick common shares.
Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as “other comprehensive income” or “OCI”, and excluded from the income statement.
In first quarter 2007, other comprehensive income of $7 million mainly included gains of $24 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, gold prices and fuel prices; reclassification adjustments totaling $43 million for gains on hedge contracts designated for 2007 that were transferred to earnings in 2007; and a $36 million unrealized increase in the fair value of investments.
Included in other comprehensive income at March 31, 2007 were unrealized pre-tax gains on currency hedge contracts totaling $213 million, based on March 31, 2007 market foreign exchange rates. The related hedge contracts are designated against operating costs and capital expenditures primarily over the next three years, and are expected to help protect against the impact of the strengthening Australian and Canadian dollar against the US dollar. The hedge gains are expected to be recorded in earnings at the same time that the corresponding hedged operating costs and amortization of capital expenditures are recorded in earnings.
GOLD SALES CONTRACTS
The MD&A included in our 2006 Annual Report contained a detailed discussion of our gold sales contracts. In this interim MD&A, we have included an update of any significant changes in these contracts.
Project Gold Sales Contracts
We have 9.5 million ounces of Project Gold Sales Contracts with expected delivery dates between 2010 and 2019. The contracts have an average future estimated realizable price of $391 per ounce, upon delivery of production from 2010-2019, the term of potential financing. This estimated value is based on current market US dollar interest rates and on an average lease rate assumption of 0.75%.
Corporate Gold Sales Contracts
In first quarter 2007, we eliminated approximately 2.0 million ounces under Corporate Gold Sales Contracts through deliveries of gold production. This resulted in a pre-tax reduction to our net income and to our cash flow of $564 million ($557 million post-tax) in first quarter 2007. We settled the remaining Corporate Gold Sales Contracts position in April 2007 with pre-tax reduction to our net income and cash flow of $74 million ($68 million post-tax).
Fair Value of Derivative Positions

As at March 31, 2007	Unrealized
($ millions)	Gain/(Loss)

Project Gold Sales Contracts	(3,401)
Corporate Gold Sales Contracts	(74)
Silver Sales Contracts	(64)
Floating Spot-Price Silver Sales Contracts	(38)
Foreign currency contracts	181
Interest rate and gold lease contracts	44
Fuel contracts	40
Gold positions offset but not financially settled[1]	(162)
Copper contracts	75

$(3,399)

[1]	These are acquired Placer Dome contracts which have been economically offset, but not yet settled. Upon settlement, there will be a cash impact of approximately negative $162 million, but no material impact on earnings as the contract values were captured as part of fair value of assets and liabilities recorded upon acquisition of Placer Dome.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have provided an update for any changes in accounting policies and critical accounting estimates from our 2006 annual MD&A.

BARRICK FIRST QUARTER 2007	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Accounting Policy Changes
FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (“FIN 48”)
In June 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.
We adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, an adjustment to the liability for unrecognized tax benefits was not required; consequently there was no cumulative effect adjustment to the January 1, 2007 balance of retained earnings. The total amount of the liability for unrecognized tax benefits as of January 1, 2007 is $20 million. The full amount of the liability for unrecognized tax benefits, if recognized in a future period, would affect the effective tax rate. The total amount of interest and penalties, included above, as of the date of adoption was $1 million, which had previously been recorded as tax reserve items under FAS 5, Accounting for Contingencies. We expect the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $3 to $5 million, related primarily to expected settlement and payment of Canadian mining tax assessments.
There were no material changes to the liability for unrecognized tax benefits in the first quarter.
We file income tax returns in Canada and several foreign jurisdictions. We are no longer subject to income tax audits by taxing authorities in the following jurisdictions: Canada, Argentina, and Papua New Guinea prior to 2002; United States prior to 2003; Peru and Chile prior to 2004. For other foreign jurisdictions, including Australia and Tanzania, all years remain subject to tax authority examination.
FSP No. A UCAIR-1 — A ccounting for Planned Major Maintenance Activities (“FSPAIR-1”)
On January 1, 2007, we adopted FSP AIR-1 which amends guidance from the AICPA Industry Audit Guide, Audits of Airlines (“Airline Guide”) with respect to planned major maintenance activities and makes this guidance applicable to entities in all industries. Of the three methods of accounting for planned major maintenance allowed by FSP AIR-1, we have adopted the built-in overhaul method. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. Thus, the estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated. We have applied the provisions of FSP AIR-1. We adopted FSP AIR-1 on January 1, 2007. The implementation of this standard did not have a material impact on our Financial Statements.
Financial Statement Presentation of Non-Hedge Derivative Cains and Losses
In first quarter 2007, we made a change in the way we present the gains or losses related to non-hedge derivative contracts. Beginning in first quarter 2007, we recorded changes in the fair value of these derivative contracts in the income statement line item associated with the intended purpose of the instrument. Prior to this change, we recorded the change in fair value of all non-hedge derivative gains and losses as a component of other income, with the exception of changes in the fair value embedded derivatives implicit in our concentrate sales contracts, which were recorded as a component of revenue. For more information on this change in presentation, please see Note 2 to the Financial Statements.
Future Accounting Policy Changes
FAS 157 Fair Value Measurements
In September 2006, the FASB issued FAS 157 which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to remedy the diversity and inconsistency within generally accepted accounting principles in measuring fair value. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value in any new circumstances.
FAS 157 expands disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of measurement on earnings (or changes in net assets) for the period must be disclosed. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those

BARRICK FIRST QUARTER 2007	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

fiscal years. Early adoption is permitted. We are currently assessing the impact on our financial statements.
FAS 159 The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007 the FASB issued FAS 159, which expands the scope of what companies may carry at fair value. Statement 159 offers an irrevocable option to carry the vast majority of financial assets and liabilities at fair value, with changes in fair value recorded in earnings (Fair Value Option, FVO).
FAS 159 provides entities with the opportunity to eliminate artificial volatility in reported earnings that occurs when financial assets and liabilities are measured and reported differently in the financial statements. Entities often attempt to mitigate this mismatch by using derivatives and FAS 133 hedge accounting. However, because of the stringent hedge accounting criteria in Statement 133, registrants are often unable to achieve their desired result. Because it allows entities to measure virtually all financial assets and liabilities at fair value via earnings, the FVO may eliminate many accounting mismatches. In addition, entities will no longer need to consider and apply the complex hedge accounting rules for derivatives. FAS 159 is a step toward the FASBs longer-term objective to have all financial assets and liabilities measured at fair value.
Under FAS 159 an entity must elect whether to use the FVO on the date an item is initially recognized, with limited exceptions. Because the FVO is an instrument-by-instrument election, companies may record identical financial assets and liabilities either at fair value or on another measurement basis permitted by US GAAP, such as amortized cost. One exception to the instrument-by-instrument guidance is that for investments that would otherwise fall under equity method accounting, the election must be made for all of the investor’s financial interests (equity and debt, including guarantees) in the same entity.
The principal objectives of the disclosures required by FAS 159 are to provide information about:
•	Management’s reasons for electing or partially electing the FVO;

•	How changes in fair values affect earnings for the period;

•	The same information about certain items (such as equity investments and nonperforming loans) that would have been disclosed if the FVO had not been elected; and

•	Information to enable users to understand the differences between fair values and contractual cash flows for certain items.
FAS 159 is effective as of the beginning of a reporting entity’s first fiscal year that begins after November 15, 2007 and should be applied prospectively. If an entity chooses to elect the FVO for existing items at the date of adoption, the difference between their carrying amount and fair value is included in a cumulative-effect adjustment to the opening balance of retained earnings. We are currently in the process of assessing the impact of FAS 159 on our financial statements.
Critical Accounting Estimates and Judgments
Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment
Impact of Historic Changes in Reserve Estimates on Amortization

	Reserves increase	Amortization increase
Three months ended	(decrease)[1]	(decrease)
March 31, 2007	(millions oz’s/lbs)	$ millions

Gold
North America[2]	5.0	3
Australia Pacific	3.5	(8)
Africa	0.5	(5)
South America	0.1	(7)

Total Gold	9.1	(17)

Copper
Australia Pacific	89	(1)
South America	300	—

Total Copper	389	(1)

[1]	Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes presented were calculated as at the end of 2006 and are in millions of contained ounces.

[2]	Decrease in reserves at certain mines had a greater impact on amortization for the current period than did increases in reserves at other mine sites within the region.
Fair Value of Asset Retirement Obligations (“AROs”)
At our operating mines, we continued to record AROs based on proper closure of the mine. It is reasonably possible that circumstances could arise during or by the end of the mine life that will require material revisions to AROs. In particular, the extent of water treatment can have a material effect on the fair value of AROs. The expected water quality at the end of the mine life, which is the primary driver of the extent of water treatment, can change significantly over the life of a mine. The period of time over which we have assumed that water quality monitoring and treatment will be required has a significant impact on AROs at closed mines. The amount of AROs recorded reflects the expected cost, taking into account the probability of particular scenarios. During

BARRICK FIRST QUARTER 2007	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

the first quarter 2007, we recorded an adjustment of $29 million for a change in estimate of the ARO at our Hemlo property following receipt of an updated closure study for the property. This adjustment was recorded with a corresponding adjustment to property, plant and equipment.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information contained or incorporated by reference in this First Quarter Report 2007, including any information as to our future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as Canadian and Australian dollars, South African rand, Chilean Peso and Papua New Guinean kina versus US dollar); fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in US dollar interest rates or gold lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, South Africa, Tanzania, Russia, Pakistan or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labor; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this First Quarter Report 2007 are qualified by these cautionary statements. Specific reference is made to Barrick’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

BARRICK FIRST QUARTER 2007	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation	Three months ended
(in millions of United States dollars, except per share data) (Unaudited)	March 31,
	2007	2006

Sales (notes 4 and 5)	$1,089	$1,188
Costs and expenses
Cost of sales (note 6)[1]	749	656
Amortization (note 4)	208	165
Corporate administration	33	34
Exploration	30	33
Project development expense	37	19
Other operating expenses (note 7A)	36	29

	1,093	936

Other (income) expense
Interest income	(39)	(27)
Interest expense (note 14A)	36	15
Other income (note 7B)	(18)	(6)
Other expense (note 7C)	5	5

	(16)	(13)

Income from continuing operations before income taxes and other items	12	265
Income tax expense (note 8)	(147)	(44)
Non-controlling interests	(3)	5
Loss from equity accounted investees (note 11)	(21)	—

Income (loss) from continuing operations	(159)	226
Discontinued operations
Loss from discontinued operations	—	(1)
Income tax expense	—	(1)

Net income (loss) for the period	$(159)	$224

Earnings (loss) per share data (note 9):
Income (loss) from continuing operations
Basic	$(0.18)	$0.29
Diluted	$(0.18)	$0.29
Net income (loss)
Basic	$(0.18)	$0.29
Diluted	$(0.18)	$0.29

[1]	Exclusive of amortization (note 4).
The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2007	26	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation		Three months ended
(in millions of United States dollars) (Unaudited)	March 31,
	2007	2006
OPERATING ACTIVITIES
Net income (loss) for the period	$(159)	$224
Amortization (note 4)	208	165
Deferred income tax expense (recovery) (note 8)	28	(43)
Other items (note 10)	86	39

Net cash provided by operating activities	163	385

INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(248)	(245)
Sales proceeds	6	1
Acquisition of Placer Dome, net of cash acquired of $1,102	—	(160)
Available-for-sale securities
Purchases	(4)	(5)
Sales proceeds	3	4
Dividend income	2	-
Non-hedge derivative copper option premiums	(23)	-
Other investing activities	(6)	(12)

Net cash used in investing activities	(270)	(417)

FINANCING ACTIVITIES
Capital stock
Proceeds on exercise of stock options	31	27
Long-term debt
Proceeds	—	1,041
Repayments	(9)	(2)
Settlement of derivative instruments acquired in Placer Dome acquisition	—	(814)
Distributions to non-controlling interests	—	(2)

Net cash provided by financing activities	22	250

CASH FLOWS OF DISCONTINUED OPERATIONS
Operating activities	—	16
Investing activities	—	(25)
Financing activities	—	(1)

	—	(10)

Effect of exchange rate changes on cash and equivalents	1	—

Net increase (decrease) in cash and equivalents	(84)	208
Cash and equivalents at beginning of period	3,043	1,037

Cash and equivalents at end of period	$2,959	$1,245

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2007	27	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation	As at March 31,	As at December 31,
(in millions of United States dollars) (Unaudited)	2007	2006

ASSETS
Current assets
Cash and equivalents	$2,959	$3,043
Accounts receivable	211	234
Inventories (note 12)	946	931
Other current assets	645	588

	4,761	4,796
Available for sale securities (note 11)	688	646
Equity method investments (note 11)	307	327
Property, plant and equipment (note 13)	8,381	8,335
Intangible assets	74	75
Goodwill	5,855	5,855
Other assets	1,420	1,339

Total assets	$21,486	$21,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$738	$686
Short term debt	861	863
Other current liabilities	340	303

	1,939	1,852
Long-term debt (note 14)	3,238	3,244
Asset retirement obligations	868	843
Deferred income tax liabilities	849	798
Other liabilities	506	436

Total liabilities	7,400	7,173

Non-controlling interests	3	1

Shareholders’ equity
Capital stock (note 15)	13,142	13,106
Retained earnings	815	974
Accumulated other comprehensive income	126	119

Total shareholders’ equity	14,083	14,199

Contingencies and commitments (notes 13 and 17)

Total liabilities and shareholders’ equity	$21,486	$21,373

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2007	28	FINANCIAL STATEMENTS

Consolidated Statements of Shareholders’ Equity
Barrick Gold Corporation
For the three months ended March 31 (in millions of United States dollars) (Unaudited)

	2007	2006

Common shares (number in millions)
At January 1	864	538
Issued on exercise of stock options	1	1
Issued on acquisition of Placer Dome	—	323

At March 31	865	862

Common shares (dollars in millions)
At January 1	$13,106	$4,222
Issued on exercise of stock options	31	27
Issued on acquisition of Placer Dome	—	8,761
Options issued on acquisition of Placer Dome	—	20
Recognition of stock option expense	5	7

At March 31	$13,142	$13,037

Retained earnings (deficit)
At January 1	$974	$(341)
Net income (loss)	(159)	224

At March 31	$815	$(117)

Accumulated other comprehensive income (loss) (note 16)	$126	$(59)

Total shareholders’ equity at March 31	$14,083	$12,861

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation	Three months ended
(in millions of United States dollars) (Unaudited)	March 31,
	2007	2006

Net income (loss) Other comprehensive income	$(159)	$224
(loss) net of tax (note 16)	7	(28)

Comprehensive income (loss)	$(152)	$196

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2007	29	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR and CLP are to Canadian dollars, Australian dollars, South African Rands and Chilean Pesos respectively.
1 > NATURE OF OPERATIONS
Barrick Gold Corporation (“Barrick” or the “Company”) principally engages in the production and sale of gold, as well as related activities such as exploration and mine development. We also produce some copper and hold interests in a platinum group metals development project and a nickel development project, both located in Africa and a platinum project located in Russia. Our mining operations are concentrated in our four regional business units: North America, South America, Africa and Australia Pacific. We sell our gold and copper production into the world market.
2 > SIGNIFICANT ACCOUNTING POLICIES
A	Basis of Preparation
These financial statements have been prepared under United States generally accepted accounting principles (“US GAAP”). In 2006, we amended the classification of certain expense items on the face of our income statement to provide enhanced disclosure of significant business activities and reflect the increasing significance of amounts spent on those activities. To ensure comparability of financial information, certain previously reported prior-year comparatives amounts have been reclassified to conform with the presentation adopted at the end of 2006. Prior-year comparatives have also been reclassified to reflect the sale of the South Deep mine at January 1, 2006 and changes in the financial statement presentation of non-hedge derivatives gains and losses.
B	Use of Estimates
The preparation of these financial statements requires us to make estimates and assumptions. The most significant ones are: quantities of proven and probable gold and copper reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; amounts of contingencies; and the fair value of acquired assets and liabilities including pre-acquisition contingencies. Using these and other estimates and assumptions, we make various decisions in preparing the financial statements including:
•	The treatment of mine development costs as either an asset or an expense;

•	whether long-lived assets are impaired, and if so, estimates of the fair value of those assets and any corresponding impairment charge;

•	our ability to realize deferred income tax assets;

•	the useful lives of long-lived assets and the measurement of amortization;

•	the fair value of asset retirement obligations;

•	the likelihood of loss contingencies occurring and the amount of any potential loss;

•	whether investments are impaired;

•	the amount of income tax expense;

•	allocations of the purchase price in business combinations to assets and liabilities acquired;

•	the valuation of reporting units used in the initial allocation of goodwill and subsequent goodwill impairment tests;

•	transfer of value beyond proven and probable reserves to amortized assets, and

•	amount of uncertain tax positions calculated under FIN 48, Accounting for Uncertainty in Income Taxes.
As the estimation process is inherently uncertain, actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on our financial statements.
Significant Changes in Estimates
Gold and Copper Mineral Reserves
At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. We prospectively revise calculations of amortization of property, plant and equipment. The effect of changes in reserve estimates on amortization expense for the three months ended March 31,2007 was a decrease of $18 million (2006: $11 million increase). The effect of the allocation of value beyond proven and probable reserves to amortized assets on amortization expense for the three months ended March 31, 2007 was an increase of $3 million (2006: $nil).
Asset Retirement Obligations (AROs)
Each quarter we update cost estimates, and other assumptions used in the valuation of AROs at each of our mineral properties to reflect new events, changes in circumstances and any new information that is available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ARO. During first quarter 2007, we recorded an adjustment of

BARRICK FIRST QUARTER 2007	30	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

$29 million for a change in estimate of the ARO at our Hemlo property following receipt of an updated closure study for the property. This adjustment was recorded with a corresponding adjustment to property, plant and equipment.
C	Accounting Changes
FASB Interpretation No. 48 — Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (FIN 48)
In June 2006, the Financial Accounting Standards Board (FASB) issued (FIN 48) to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.
We adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. As a result of the implementation of FIN 48, we did not require an adjustment to the liability for unrecognized tax benefits; consequently no cumulative effect adjustment to the January 1, 2007 balance of retained earnings was required. The total amount of the liability for unrecognized tax benefits as of January 1, 2007 is $20 million. The full amount of the liability for unrecognized tax benefits recorded, if recognized in a future period, would affect the effective tax rate. The total amount of interest and penalties, included above, as of the date of adoption was $1 million, which had previously been recorded as tax reserve items under FAS 5, Accounting for Contingencies. We expect the amount of unrecognized tax benefits to decrease within 12 months of the reporting date by approximately $3 to $5 million, related primarily to expected settlement and payment of Canadian mining tax assessments.
There were no material changes to the liability for unrecognized tax benefits in first quarter 2007.
We file income tax returns in Canada and several foreign jurisdictions. We are no longer subject to income tax audits by taxing authorities in the following jurisdictions: Canada, Argentina, and Papua New Guinea prior to 2002; United States prior to 2003; Peru and Chile prior to 2004. For other foreign jurisdictions, including Australia and Tanzania, all years remain subject to tax authority examination.
FSP AUG AIR — 1 — Accounting for Planned Major Maintenance Activities (FSPAIR-1)
On January 1, 2007, we adopted FSP AIR-1 which amends guidance from the AICPA Industry Audit Guide, Audits of Airlines (“Airline Guide”) with respect to planned major maintenance activities and makes this guidance applicable to entities in all industries. Of the three methods of accounting for planned major maintenance allowed by FSP AIR-1, we adopted the built-in overhaul method. The built-in overhaul method is based on segregation of plant and equipment costs into those that should be depreciated over the useful life of the asset and those that require overhaul at periodic intervals. The estimated cost of the overhaul component included in the purchase price of an asset is set up separately from the cost of the asset and is amortized to the expected date of the initial overhaul. The cost of the initial overhaul is then capitalized and amortized to the next overhaul, at which time the process is repeated.
We adopted FSP AIR-1 on January 1, 2007. The implementation of this standard did not have a material impact on our Financial Statements.
Changes in Financial Statement Presentation — Non-hedge Derivative Gains and Losses
In first quarter 2007, we made a change to our accounting policy regarding financial statement classification of changes in the fair value of non-hedge derivative contracts. Prior to this change, we recorded the change in fair value of all non-hedge derivative gains and losses as a component of other income, with the exception of changes in the fair value embedded derivatives implicit in our concentrate sales contracts, which were recorded as a component of revenue.
Beginning in first quarter 2007, we recorded the changes in fair value of derivatives that do not qualify for hedge accounting treatment under FAS 133 in a manner consistent with the intended purpose of the instrument. The changes in fair value of non-hedge gold and copper derivative instruments are recorded in revenue. The changes in fair value of non-hedge silver and fuel derivative contracts are recorded in cost of sales. The changes in fair value of non-hedge interest rate swaps are recorded in interest income or interest expense, depending on the intended purpose of the swap. The changes in fair value of share purchase warrants are recorded in other income.
The retroactive impact of this change in accounting policy for first quarter 2006 is as follows: gold revenue is decreased by $9 million, copper revenue is decreased by $7 million, cost of sales is increased by $3 million, other operating expense is increased by $4 million,

BARRICK FIRST QUARTER 2007	31	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

interest expense is decreased by $1 million, interest income is increased by $1 million, and other income is increased by $21 million. There is no change in net income for the prior period.
D Accounting Developments
FASB Statement No. 159 — The Fair Value Option for Financial
Assets and Financial Liabilities (FAS 159)
In February 2007 the FASB issued FAS 159, which offers an irrevocable option to carry the eligible financial assets and liabilities at fair value, with the election to be made on an instrument by instrument basis, with changes in fair value recorded in earnings (Fair Value Option, FVO).
FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments.
Under FAS 159 an entity must elect whether to use the FVO on the date an item is initially recognized, with limited exceptions. Because the FVO is an instrument-by-instrument election, companies may record identical financial assets and liabilities either at fair value or on another measurement basis permitted by US GAAP, such as amortized cost. One exception to the instrument-by-instrument guidance is that for investments that would otherwise fall under equity method accounting, the election must be made for all of the investor’s financial interests (equity and debt, including guarantees) in the same entity.
The principal objectives of the disclosures required by FAS 159 are to provide information about:
•	Management’s reasons for electing or partially electing the FVO

•	How changes in fair values affect earnings for the period

•	The same information about certain items (such as equity investments and nonperforming loans) that would have been disclosed if the FVO had not been elected

•	Information to enable users to understand the differences between fair values and contractual cash flows for certain items.
FAS 159 is effective as of the beginning of a reporting entity’s first fiscal year that begins after November 15,2007 and should be applied prospectively. If an entity chooses to elect the FVO for existing items at the date of adoption, the difference between their carrying amount and fair value is included in a cumulative-effect adjustment to the opening balance of retained earnings. We are currently in the process of assessing which of our financial assets and liabilities we will carry at fair value and record mark-to-market adjustments to earnings.
FAS 157, Fair Value Measurements
In September 2006, the FASB issued FAS 157 that provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 is meant to ensure that the measurement of fair value is more comparable and consistent, and improve disclosure about fair value measures. As a result of FAS 157 there is now a common definition of fair value to be used throughout US GAAP. FAS 157 applies whenever US GAAP requires (or permits) measurement of assets or liabilities at fair value. FAS 157 does not address when the use of fair value measurements is required.
FAS 157 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This definition of fair value retains the exchange-price notion contained (either explicitly or implicitly) in many earlier US GAAP definitions of fair value. However, FAS 157 clarifies that the basis for a fair value measure is the price at which a company would sell or otherwise dispose of its assets or pay to settle a liability (i.e., an exit price), not the market price at which a company acquires its assets or assumes a liability (i.e., not an entry price). The exit price concept is based on current expectations about the future inflows associated with the asset and the future outflows associated with the liability from the perspective of market participants. Under FAS 157, a fair value measure should reflect all of the assumptions that market participants would use in pricing the asset or liability including, for example, an adjustment for risk inherent in a particular valuation technique used to measure fair value.
In measuring fair value for a financial statement item, FAS 157 gives the highest priority to quoted prices in active markets. However, FAS 157 also permits the use of unobservable inputs for situations in which there is little, if any, market activity for the asset or liability being measured. Whether there is significant market activity or not, the objective is a market-based measure, rather than an entity-specific measure. FAS 157 also provides guidance on the effect of changes in credit risk on a fair value measure; investment blocks; and restricted securities.

BARRICK FIRST QUARTER 2007	32	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

FAS 157 expands disclosure about the use of fair value to measure assets and liabilities. FAS 157 requires disclosures intended to provide information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the methods and assumptions used to measure fair value, and (3) the effect of fair value measures on earnings. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted. We are currently assessing the impact of FAS 157 on our financial statements.
3 > ACQUISITIONS AND DIVESTITURES
A Acquisition of Pioneer Metals Inc. (“Pioneer”)
In third quarter 2006, we acquired control of Pioneer through the acquisition of 59.2 million shares, representing approximately 91% of the outstanding shares of Pioneer, for cash consideration of $53 million. Pioneer has a portfolio of exploration properties and interests, including the Grace property which is adjacent to NovaGold Resources Inc.’s Galore Creek project. In March 2007, we acquired all of the remaining outstanding shares of Pioneer for cash consideration of $6 million, which was classified under Other investing activities in our Consolidated Statements of Cash Flow. We have allocated the purchase cost to cash and property, plant and equipment.
B Sale of Paddington Operations
In April 2007, we entered into an agreement to sell the Paddington operations in Australia to Norton Goldfields Limited, under which we are entitled to receive cash proceeds of approximately $37 million as well as replacement of rehabilitation bonds of approximately $13 million. We expect to close the sale in second quarter 2007.
The Paddington operations, which form part of the Kanowna mine acquired in the acquisition of Placer Dome, consist of the Paddington mill and certain land tenements in the area near the mill. The Paddington operations were previously subject to a sale agreement which was terminated after the Purchaser was unable to complete the transaction. This purchaser had provided a non-refundable deposit of $4 million which is included within Other Current Liabilities.
C Porgera
In April 2007, we signed a definitive purchase and sale agreement with Emperor Mines Limited to purchase Emperor’s 20% interest in the Porgera mine in Papua New Guinea, for cash consideration of $250 million plus an adjustment amount on closing. Barrick’s undivided interest in Porgera will increase from 75% to 95% on completion of this transaction. The Government of Papua New Guinea holds the remaining 5% undivided interest in Porgera. Barrick is currently in discussions regarding the possible sale of up to a 5% interest to the Government of Papua New Guinea, for the proportionate acquisition cost paid by Barrick. The agreement is subject to certain conditions including the receipt of regulatory approvals from the Government of Papua New Guinea and is expected to close in third quarter 2007.
4 > SEGMENT INFORMATION
Income Statement Information

	Sales		Segment expenses		Segment income (loss)[1]

For the three
months ended March 31	2007	2006	2007	2006	2007	2006

Gold
North America	$312	$449	$281	$248	$(31)	$141
South America	212	219	81	84	84	97
Australia Pacific	210	262	227	161	(60)	71
Africa	92	82	78	54	(10)	11
Copper
South America	216	142	56	79	142	56
Australia Pacific	47	34	26	30	13	2

	$1,089	$1,188	$749	$656	$138	$378

[1]	Segment income (loss) represents segment sales, less segment expense and segment amortization.

BARRICK FIRST QUARTER 2007	33	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

	Exploration[1]		Regional business unit costs[1]

For the three months ended March 31	2007	2006	2007	2006

North America	$11	$9	$6	$6
South America	7	7	6	4
Australia Pacific	8	12	9	10
Africa	2	3	1	2
Other expense outside reportable segments	2	2	—	—

	$30	$33	$22	$22

[1]	Exploration and regional business unit costs are excluded from the measure of segment income but are reported separately by operating segment to the Chief Operating Decision Maker.
Reconciliation of Segment Income

For the three months ended March 31	2007	2006

Segment income	$138	$378
Amortization of corporate assets	(6)	(11)
Exploration	(30)	(33)
Project development expense	(37)	(19)
Corporate administration	(33)	(34)
Other operating expenses	(36)	(29)
Other income (expense)	16	13

Income from continuing operations before income taxes and other items	$12	$265

Asset Information

	Amortization		Segment capital expenditures[1]

For the three months ended Mar. 31	2007	2006	2007	2006

Gold
North America	$62	$60	$54	$32
South America	47	38	83	89
Australia Pacific	43	30	62	86
Africa	24	17	32	15
Copper
South America	18	7	3	5
Australia Pacific	8	2	1	—

Segment total	202	154	235	227
Other items not allocated to segments	6	11	3	2

Enterprise total	$208	$165	$238	$229

[1]	Segment capital expenditures are presented on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flows are presented on a cash basis. For the three months ended March 31, 2007, cash expenditures were $248 million (2006: $245 million) and the reduction in accrued expenditures were $10 million (2006: $16 million).

BARRICK FIRST QUARTER 2007	34	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > REVENUE AND GOLD SALES CONTRACTS

For the three months ended Mar. 31	2007	2006

Gold bullion sales[1]
Spot market sales	$58	$873
Gold sales contracts	710	71

	768	944
Concentrate sales[2]	58	68

	$826	$1,012

Copper sales[1,3]
Copper cathode sales	$218	$138
Concentrate sales	45	38

	$263	$176

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 14B and 16).

[2]	Gold sales include gains and losses on gold derivative contracts which have been economically offset, but not yet settled and embedded derivatives in smelting contracts: first quarter 2007: $1 million loss (2006: $8 million loss).

[3]	Copper sales include gains and losses on economic copper hedges that do not qualify for hedge accounting treatment and embedded derivatives in copper smelting contracts: first quarter 2007: $10 million gain (2006: $7 million loss).
Revenue is presented net of direct sales taxes of $5.4 million (2006: $3.0 million).
Gold Sales Contracts
At December 31, 2006, we had 2.5 million ounces of Corporate Gold Sales Contracts. During Q1 2007, we delivered a total of 2.0 million ounces into the Corporate Gold Sales Contracts at an average price of $362 per ounce. At March 31, 2007, we had 0.5 million ounces of Corporate Gold Sales Contracts, which were subsequently delivered into in April 2007.
At March 31, 2007, we had Project Gold Sales Contracts with various customers for a total of 9.5 million ounces of future gold production.
Mark-to-Market Value

	Total ounces in	At Mar. 31,
$ millions	millions	2007[1]

Project Gold Sales Contracts	9.5	$(3,401)
Corporate Gold Sales Contracts	0.5	(74)

	10.0	$(3,475)

[1]	At a spot gold price of $662 per ounce.
The difference between the forward price of gold and the current market price, referred to as contango, can be expressed as a percentage that is closely correlated to the difference between US dollar interest rates and gold lease rates. Historically short-term gold lease rates have generally been lower than longer-term rates. We have historically used gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in contango. During 01, we fixed the remaining 0.5 million ounces of floating payments. Lease rate swaps are classified as non-hedge derivatives (note 14B) and had a positive fair value of $59 million at March 31, 2007. Changes in the fair value of these lease rate swaps are recorded in current period gold revenue.
6 > COST OF SALES

	Gold		Copper
For the three months ended Mar.31	2007	2006	2007	2006

Cost of goods sold [1]	$648	$543	$81	$107
By-product revenues[2,3]	(30)	(34)	—	—
Royalty expense	40	31	1	2
Mining production taxes	9	7	—	—

	$667	$547	$82	$109

[1]	Cost of goods sold includes accretion expense at producing mines of $9 million (2006: $6 million) in the three months ended March 31, 2007. Cost of goods sold includes charges to reduce the cost of inventory to net realizable value as follows: $1 million for the three months ended March 31, 2007 (2006: $nil). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under “amortization”. Some companies present this amount under “cost of sales”. The amount presented in amortization rather than cost of sales was $202 million in the three months ended March 31, 2007 (2006: $154 million).

[2]	We use silver sales contracts to sell a portion of silver produced as a by product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At March 31, 2007, we had fixed-price commitments to deliver 9.7 million ounces of silver at an average price of $6.53 per ounce and floating spot price silver sales contracts for 9.8 million ounces over periods primarily of up to 10 years. The mark-to-market on silver sales contracts at March 31, 2007 was negative $103 million (2006: negative $89 million).

[3]	Silver by-product credits include gains and losses on economic silver hedges that do not qualify for hedge accounting treatment: first quarter 2007: $nil (2006: $(5) million).
7 > OTHER (INCOME) EXPENSE
A Other Operating Expenses

For the three months ended Mar. 31	2007	2006

Regional business unit costs[1]	$22	$22
Community development costs[2]	6	—
Environmental remediation costs	5	3
World Gold Council fees	3	4

	$36	$29

[1]	Relates to costs incurred at regional business unit offices.

[2]	In 2007, amounts relate to community programs in Peru, Tanzania and Papua New Guinea.

BARRICK FIRST QUARTER 2007	35	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B Other Income

For the three months ended Mar. 31	2007	2006

Gains on sale of assets[1]	$6	$1
Gains on sale of investments	2	—
Currency translation gains	—	1
Royalty income	3	1
Sale of water rights	1	1
Other	6	2

	$18	$6

[1]	In 2007, we sold certain properties in South America. In 2006, we sold certain properties in Canada and Chile.
C Other Expense

For the three months ended Mar. 31	2007	2006

Changes in AROs at closed mines	$—	$1
Accretion expense at closed mines	3	2
Losses on sale of investments (note 11)	—	1
Pension and other post-retirement benefit expense[1]	2	1

	$5	$5

[1]	Total pension expense for the three months ended March 31, 2007 was $2 million (2006: $4 million). In 2007, $nil (2006: $3 million) that relates to active employees at producing mines was included in cost of sales.
8 > INCOME TAX EXPENSE

For the three months ended Mar. 31	2007	2006

Current	$119	$87
Deferred	$28	(12)

	$147	$75
Reduction of deferred tax liability	—	(31)

	$147	$44

Actual effective tax rate	1225%	17%
Impact of deliveries into Corporate Gold Sales contracts	(1198)%	—
Impact of reduction in deferred tax liability	—	11%

Estimated effective tax rate on ordinary income	27%	28%

In first quarter 2006, an interpretative decision (“ID”) was issued by the Australia Tax Office that clarified the tax treatment of currency gains and losses on foreign denominated liabilities. Under certain conditions, for taxpayers who have made the functional currency election, and in respect of debt that existed at the time the election was made, the ID provided clarification that unrealized foreign exchange gains that currently exist on intercompany debt will not crystallize upon repayment of the debt. The effect of the ID was recorded as a $31 million reduction of deferred tax liabilities.
The primary reasons why our estimated effective income tax rate on ordinary income differs from the 34.5% Canadian statutory rate are mainly due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions that have different tax rates than the Canadian federal and provincial rates.
We adopted the provisions of FIN 48, Accounting for Uncertainty in Income Taxes on January 1, 2007. See note 2C for further details.

BARRICK FIRST QUARTER 2007	36	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > EARNINGS (LOSS) PER SHARE

For the three months ended Mar.31 ($
millions, except shares in millions and	2007		2006
per share amounts in dollars)	Basic	Diluted	Basic	Diluted

Income (loss) from continuing operations	$(159)	$(159)	$226	$226
Plus: interest on convertible debentures	—	—	—	1

Income (loss) available to common shareholders and after assumed conversions	(159)	(159)	226	227

Weighted average shares outstanding	865	865	777	777
Effect of dilutive securities
Stock options	—	—	—	3
Convertible debentures	—	—	—	9

	865	865	777	789

Earnings (loss) per share
Income (loss) from continuing operations	$(0.18)	$(0.18)	$0.29	$0.29
Net income (loss)	$(0.18)	$(0.18)	$0.29	$0.29

10 > OPERATING CASH FLOW — OTHER ITEMS

For the three months ended Mar.31	2007	2006

Adjustments for non-cash income statement items:
Currency translation gains (note 7B)	$—	$(1)
Accretion expense	12	8
Amortization of discount/premium on debt securities	(3)	—
Stock option expense	5	7
Impairment and equity loss of Highland Gold (note 11)	20	—
(Gain) loss on sale of investments (note 7B)	(2)	1
Gain on sale of long-lived assets (note 7B)	(6)	(1)
Net loss from discontinued operations	—	1
Hedge gains on acquired gold hedge position	(3)	—
Cash flow arising from changes in:
Accounts receivable	23	(18)
Goods and services taxes recoverable	(1)	(4)
Inventories (note 12)	(20)	7
Accounts payable	38	15
Other assets and liabilities	30	50
Placer Dome restructuring costs	—	(20)
Settlement of AROs	(7)	(6)

Other net operating activities	$86	$39

Operating cash flow includes payments for:
Income taxes	$129	$31

BARRICK FIRST QUARTER 2007	37	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > INVESTMENTS
Available-for-sale Securities

	At Mar. 31 2007		At Dec. 31 2006

		Gains
	Fair	(losses)	Fair	Gains in
	value	in OCI	value	OCI

Securities in an unrealized gain position
Benefit plans:[1]
Fixed-income securities	$5	$—	$5	$—
Equity securities	15	2	16	2
Other investments:
NovaGold[3]	230	12	231	13
Gold Fields	346	38	314	6
Celtic	14	2	12	1
Other equity securities	71	39	65	32

	681	93	643	54
Securities in an unrealized loss position
Other equity securities[2]	7	(2)	3	(1)

	$688	$91	$646	$53

[1]	Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

[2]	Other equity securities in a loss position consist of investments in various junior mining companies.

[3]	Subsequent to March 31, 2007, we sold all of our shares of Nova Gold for proceeds of $221 million.
Gold Fields Limited (“Gold Fields”)
The investment in Gold Fields was acquired on December 1, 2006, as partial consideration for the sale of our interest in South Deep and was recorded net of an initial liquidity discount of $48 million to reflect a 120-day restriction on our ability to trade the shares. At December 31, 2006 the liquidity discount was $39 million, which was subsequently eliminated in Q1 2007 to reflect the expiration of the remaining 90-day restriction period.
Gains (Losses) on Investments Recorded in Earnings

For the three months ended Mar. 31	2007	2006

Gains realized on sales	$2	$—
Cash proceeds from sales	$3	$4

Equity Method Investments

	At Mar. 31 2007		At Dec. 31 2006

	Fair	Carrying	Fair	Carrying
	value[1]	amount	value[1]	amount
Highland	$242	$179	$207	$199
Diamondex	5	6	5	5
Atacama (Reko Dig)[2]	n/a	122	n/a	123

		$307		$327

[1]	Based on the closing market stock price.

[2]	As Atacama Copper Pty Limited is not a publicly traded company, there is no readily determinable fair value.
Diamondex Resources Limited (“Diamondex”)
Our strategic equity investment in Diamondex had a fair value below its carrying value at March 31, 2007 based on the closing price for Diamondex at March 31, 2007. Diamondex is an exploration-focused company that has no producing mines. In evaluating whether the impairment was “other than temporary,” we took into account the recent decline in fair value that took place in first quarter 2007, the prospective nature and value of its interests in mineral properties, our outlook for the value of natural resource industry equities, and the recovery in the fair value that occurred subsequent to March 31, 2007. We concluded that the impairment at March 31, 2007 was not “other than temporary”.
Income (loss) from Equity Method Investments

For the three months ended Mar. 31	2007	2006

Highland	$(20)	$—
Diamondex	—	—
Atacama	(1)	—

	$(21)	$—

Highland Gold Limited (“Highland”)
The equity loss in Highland reflects an impairment charge resulting from damages caused by the fire in the underground part of the Central Shaft at Highland’s Darasun mine, which occurred in 2006.

BARRICK FIRST QUARTER 2007	38	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

12 > INVENTORIES

	Gold		Copper
	At Mar. 31	At Dec. 31	At Mar. 31	At Dec. 31
	2007	2006	2007	2006

Raw materials
Ore in stockpiles	$498	$485	$56	$51
Ore on leach pads	115	104	59	76
Mine operating supplies	296	284	18	16
Work in process	101	89	40	25
Finished products
Gold doré/bullion	75	98	—	—
Copper cathode	—	—	16	17
Gold concentrate	45	54	—	—

	1,130	1,114	189	185
Non-current ore in stockpiles[1]	(300)	(298)	(73)	(70)

	$830	$816	$116	$115

[1]	Ore that we do not expect to process in the next 12 months is classified within Other Assets.

For the three months ended Mar. 31	2007	2006

Inventory net realizable value charges	$1	$—

13 > PROPERTY, PLANT AND EQUIPMENT
A Unamortized Assets
Acquired Mineral Properties and Capitalized Mine Development Costs

	Carrying
	amount at	Carrying
	Mar. 31,	amount at
	2007	Dec. 31, 2006

Exploration projects and other land positions	$310	$287
Value beyond proven and probable reserves at producing mines	212	401
Projects
Ruby Hill[1]	n/a	49
Pascua-Lama	487	459
Cortez Hills	96	78
Pueblo Viejo	97	97
Sedibelo	77	76
Donlin Creek	67	66
Buzwagi	114	108

	$1,460	$1,621

[1]	Ruby Hill began production in February 2007.
Value beyond proven and probable reserves (“VBPP”)
On acquiring a mineral property, we estimate the VBPP and record these amounts as assets. At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to amortized assets. For the three months ended March 31, 2007, we allocated $189 million of VBPP to amortized assets.
B Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $147 million at March 31, 2007 for construction activities at our development projects.
14 > FINANCIAL INSTRUMENTS
A Long-Term Debt
Interest costs

For the three months ended Mar. 31	2007	2006

Incurred	$66	$57
Capitalized	(30)	(26)
Interest expense allocated to discontinued operations	—	(16)

Interest expensed	$36	$15

For the three months ended March 31, 2007, Cortez Hills, Pascua-Lama, Buzwagi, Pueblo Viejo, Donlin Creek, Sedibelo and Reko Diq Q1 2006: Cowal, Pascua-Lama and Ruby Hill) qualified for interest capitalization. Ruby Hill qualified for capitalization until January 31, 2007, when it went into production.
Repayments
In April 2007, we repaid $500 million of maturing debt from existing cash balances and proceeds from the sale of investments.

BARRICK FIRST QUARTER 2007	39	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B Use of Derivative Instruments (“Derivatives”) in Risk Management
In the normal course of business, our assets, liabilities and forecasted transactions are impacted by various market risks including:

Item	Impacted by
• Sales	• Prices of gold and copper

• Cost of sales

• Consumption of diesel fuel and propane	• Prices of diesel fuel, propane and natural gas

• Local currency denominated expenditures	• Currency exchange rates — US dollar versus A$, C$ and CLP

• Administration, exploration and business development costs in local currencies	• Currency exchange rates — US dollar versus A$, C$ and ZAR

• Capital expenditures in local currencies	• Currency exchange rates — US dollar versus A$, C$ and CLP

• Interest earned on cash	• US dollar interest rates

• Fair value of fixed-rate debt	• US dollar interest rates
Under our risk management policy, we seek to mitigate the impact of these market risks to provide certainty for a portion of our revenues and to control costs and enable us to plan our business with greater certainty. The timeframe and manner in which we manage these risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an effective means of managing risk.
The primary objective of the hedging elements of our derivative positions is that changes in the values of hedged items are offset by changes in the values of derivatives. Most of the derivatives we use meet the FAS 133 hedge effectiveness criteria and are designated in a hedge accounting relationship. Some of the derivative positions are effective in achieving our risk management objectives but they do not meet the strict FAS 133 hedge effectiveness criteria, and they are classified as “non-hedge derivatives”. The change in fair value of these non-hedge derivatives are currently recorded in earnings, in a manner consistent with the derivative positions’ intended use.
The changes in fair value of non-hedge gold and copper derivative instruments are recorded in revenue. The changes in fair value of non-hedge silver and fuel derivative contracts are recorded in cost of sales. The changes in fair value of foreign exchange derivative instruments were recorded in other operating expenses. The changes in fair value of foreign exchange derivative instrument were recorded in other operating expenses. The changes in value of non-hedge interest rate swaps are recorded in interest income or interest expense, depending on the intended purpose of the swap. The changes in fair value of share purchase warrants are recorded in other income.

BARRICK FIRST QUARTER 2007	40	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Summary of Derivatives at Mar. 31, 20071

	Notional Amount by Term to				Accounting Classification by			Fair
	Maturity				Notional Amount			Value
	Within 1	1 to 5	Over 5		Cash flow	Fair value	Non-
	year	years	years	Total	hedge	hedge	Hedge

US dollar interest rate contracts
Receive-fixed swaps (millions)	$500	$50	$150	$700	$—	$650	$50	$(5)
Pay-fixed swaps (millions)	—	(125)	—	(125)	—	—	(125)	(10)

Net notional position	$500	$(75)	$150	$575	$—	$650	$(75)	$(15)

Currency contracts
C$:US$ contracts (C$ millions)	C$288	C$229	C$-	C$517	C$517	C$-	C$-	$30
A$:US$ contracts (A$ millions)	A$978	A$1,664	A$-	A$2,642	A$2,641	A$-	A$1	151
ZAR:US$ Contracts (ZAR millions)	ZAR 23	ZAR -	ZAR -	ZAR 23	ZAR 23	ZAR -	ZAR -	—
CLP:US$ Contracts (CLP billions)	CLP5	CLP-	CLP-	CLP5	CLP5	CLP-	CLP-	—

Commodity contracts
Gold sold forward contracts (thousands of ounces)	178	364	—	542	$—	$—	$542	$(198)
Gold bought forward contracts (thousands of ounces)	542	—	—	542	—	—	542	36
Copper call option spread contracts (millions of pounds)	122	131	—	253	—	—	253	34
Copper sold forward contracts (millions of pounds)	122	131	—	253	253	—	—	42
Diesel forward and option contracts (thousands of barrels)	1,531	2,208	800	4,539	4,209	—	330	38
Propane bought forward contracts (millions of gallons)	13	—	—	13	13	—	—	1
Natural gas bought forward contracts (millions of Btu)	1	—	—	1	1	—	—	1

[1]	Excludes gold sales contracts (see note 5), gold lease rate swaps (see note 5), Celtic Resources 8 Midway Gold share purchase warrants.

[2]	C$2 million of non-hedge currency contracts were economically closed out by entering into offsetting positions, albeit with differing counterparties.
US Dollar Interest Rate Contracts
Fair Value Hedges
Receive-fixed swaps totaling $500 million have been designated against the 7 1/2% debentures, included in long-term debt, as a hedge of the variability in fair value of the debentures caused by changes in LIBOR. We have concluded that these hedges are 100% effective under FAS 133, because the critical terms (including: notional amount, maturity date, interest payment and underlying interest rate — i.e., LIBOR) of the swaps and the debenture are the same. Therefore the change in fair value of the swaps is expected to completely offset the change in value of the debentures both at inception and on an ongoing basis.
An additional $150 million of receive-fixed swaps have been designated in first quarter 2007 against the 5¾% debentures, included in long-term debt, as a hedge of the variability in the fair value of the debentures caused by changes in LIBOR. For these hedges, prospective hedge effectiveness is assessed by comparing the effects of theoretical shifts in forward interest rates on the fair value of both the debt and the swaps. The retrospective assessment involves comparing the effect of changes in the underlying interest rate (i.e., LIBOR) on both the debt and the swaps.
Changes in fair value of the swaps, together with changes in fair value of the debentures caused by changes in LIBOR are recorded in earnings each period. Also, as interest payments on the debentures are recorded in earnings, an amount equal to the net of the fixed-rate interest receivable and the variable-rate interest payable is recorded in earnings as a component of interest costs.
Non-hedge Contracts
We use gold lease rate swaps as described in note 5. The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Changes in fair value of gold lease rate swaps are recorded in current period revenue. Our non-hedge pay-fixed swap position mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps. Changes in fair value of these pay-fixed interest rate swaps are recorded in current period interest expense.
Currency Contracts
Cash Flow Hedges
Currency contracts totaling C$517 million, A$2,641 million, ZAR 23 million and CLP 5 billion have been designated against forecasted local currency

BARRICK FIRST QUARTER 2007	41	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next four years. Hedged items are identified as the first stated quantity of dollars of forecasted expenditures in a future month. For a C$474 million and A$2,546 and ZAR 23 million and CLP 5 billion portion of the contracts, we have concluded that the hedges are 100% effective under FAS 133 because the critical terms (including notional amount and maturity date) of the hedged items and currency contracts are the same. For the remaining C$43 million and A$95 million portions, prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test involves comparing the effect of a theoretical shift in forward exchange rates on the fair value of both the actual and hypothetical derivative. The retrospective test involves comparing the effect of historic changes in exchange rates each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. For expenditures capitalized to the cost of inventory, this is upon sale of inventory, and for capital expenditures, this is when amortization of the capital assets is recorded in earnings.
Commodity Contracts
Cash Flow Hedges
Commodity contracts totaling 4.2 million barrels diesel fuel and 12.5 million gallons of propane have been designated against forecasted purchases of the commodities for expected consumption at our mining operations. The contracts act as a hedge of the impact of variability in market prices on the cost of future commodity purchases over the next seven years. Hedged items are identified as the first stated quantity in millions of barrels/gallons of forecasted purchases in a future month. Prospective and retrospective hedge effectiveness is assessed using the hypothetical derivative method under FAS 133. The prospective test is based on regression analysis of the month-on-month change in fair value of both the actual derivative and a hypothetical derivative caused by actual historic changes in commodity prices over the last three years. The retrospective test involves comparing the effect of historic changes in commodity prices each period on the fair value of both the actual and hypothetical derivative using a dollar offset approach. The effective portion of changes in fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. The cost of commodity consumption is capitalized to the cost of inventory, and therefore this is upon the sale of inventory.
The terms of a series of copper-linked notes result in an embedded fixed-price forward copper sales contract that meets the definition of a derivative and must be separately accounted for. The resulting copper derivative has been designated against future copper sales as a cash flow hedge of the variability in market prices on those future sales. Hedged items are identified as the first stated quantity of pounds of forecasted sales in a future month. Prospective hedge effectiveness is assessed using a dollar offset method. The prospective assessment involves comparing the effect of theoretical shifts in forward copper prices on the fair value of both the actual hedging derivative and a hypothetical derivative. The retrospective assessment involves comparing the effect of historic changes in copper prices each period on the fair value of both the actual and hypothetical derivative. The effective portion of changes in fair value of the copper contracts is recorded in OCI until the forecasted copper sale impacts earnings.
Non-hedge Contracts
Non-hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Pierina, Eskay Creek and Lagunas Norte mines. On completion of regression analysis, we concluded that the contracts do not meet the “highly effective” criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes. Changes in fair value of non-hedge fuel contracts are recorded in current period cost of sales.
In first quarter 2007, we purchased and sold call options on 263 million pounds of copper over the next 21/2 years. These options, when combined with the aforementioned fixed-price forward copper sales contracts, economically lock in copper sales prices between $3.08/lb and $3.58/lb over the next 2 1/2 years. These contracts do not meet the “highly effective” criterion for hedge accounting in FAS 133. We paid net option premiums of $23 million for these positions. Changes in fair value of these copper options are recorded in current period revenue.

BARRICK FIRST QUARTER 2007	42	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Non-hedge Derivative Gains (Losses)

For the three months ended			Income statement
Mar. 31	2007	2006	classification

Non-hedge derivatives
Commodity contracts Copper	$10	$(7)	Revenue
Gold	(3)	(10)	Revenue
Silver	—	(5)	Cost of sales
Fuel	1	2	Cost of sales
Currency contracts	(1)	(5)	Other operating expense
Interest rate contracts	1	2	Interest income/expense
Share purchase warrants	—	1	Other income/expense

	8	(22)
Hedge ineffectiveness
Ongoing hedge inefficiency	—	1	Various
Due to changes in timing of hedged items	—	—	Various

	$8	$(21)

Cash Flow Hedge Gains (Losses) in OCI

				Currency hedges			Interest rate hedges
	Commodity price hedges			Operating	Administration	Capital	Cash	Long-term
	Gold/Silver	Copper	Fuel	costs	costs	expenditures	balances	debt	Total

At Dec.31, 2006	17	57	21	155	14	39	(3)	(17)	283
Effective portion of change in fair value of hedging instruments	—	(26)	13	40	—	(3)	—	—	24
Transfers to earnings:
On recording hedged items in earnings	(3)	(6)	(3)	(30)	(3)	1	1	—	(43)
Hedge ineffectiveness due to changes in timing of hedged items

At Mar.31, 2007	$14	$25	$31	$165	$11	$37	$(2)	$(17)	$264

Hedge gains/losses	Gold	Copper	Cost of	Cost of			Interest	Interest
classified within	sales	sales	sales	sales	Administration	Amortization	income	expense

Portion of hedge gain (loss) expected to affect earnings over the next 12 months	$—	$(3)	$21	$91	$8	$2	$(2)	$(1)	$116

[1]	On determining that certain forecasted capital expenditures were no longer likely to occur within two months of the originally specified time frame.

[2]	Based on the fair value of hedge contracts at March 31, 2007.
15 > CAPITAL STOCK
Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. (“BGI”), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.
At March 31, 2007, 1.4 million BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2006 — 0.7 million common shares), and are reflected in the number of common shares outstanding. We have the right to require the exchange of each outstanding BGI exchangeable share for 0.53 of a Barrick common share. While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.

BARRICK FIRST QUARTER 2007	43	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Summarized Financial Information for BGI

For the three months ended Mar.31	2007	2006

Total revenues and other income	$43	$47
Less: costs and expenses	(47)	(42)

Income (loss) before taxes	$(4)	$5

Net income (loss)	$(3)	$3

	At	At
	Mar.31	Dec.31
	2007	2006

Assets
Current assets	$142	$128
Non-current assets	70	50

	$212	$178

Liabilities and shareholders’ equity
Other current liabilities	20	25
Current taxes payable	3	16
Intercompany notes payable	384	387
Other long-term liabilities	109	80
Deferred income tax liabilities	(17)	(15)
Deficit	(287)	(315)

	$212	$178

16 > OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”)

For the three months ended Mar.31	2007	2006

Accumulated OCI at Jan.1
Cash flow hedge gains, net of tax of $60, $61	$223	$128
Investments, net of tax of $7, $nil	46	12
Currency translation adjustments, net of tax of $nil, $nil	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $4, $nil	(7)	(28)

	$119	$(31)

Other comprehensive income (loss) for the period:
Changes in fair value of cash flow hedges	24	(47)
Changes in fair value of investments	36	17
Less: reclassification adjustments for gains/losses recorded in earnings:
Transfers of cash flow hedge gains to earnings:
On recording hedged items in earnings	(43)	(27)
Investments:
Gains (losses) realized on sale	2	(1)

Other comprehensive income (loss), before tax	19	(58)
Income tax recovery (expense) related to OCI	(12)	30

Other comprehensive income (loss), net of tax	$7	$(28)

Accumulated OCI at Mar.31
Cash flow hedge gains, net of tax of $66, $31	198	84
Investments, net of tax of $13, $nil	78	28
Currency translation adjustments, net of tax of $nil, $nil	(143)	(143)
Pension plans and other post-retirement benefits, net of tax of $4, $nil	(7)	(28)

	$126	$(59)

17 > LITIGATION AND CLAIMS
Wagner Complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the

BARRICK FIRST QUARTER 2007	44	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick’s projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss part of the Third Amended Complaint. On January 31, 2006, the Court issued an order granting in part and denying in part Barrick’s motion to dismiss. Both parties moved for reconsideration of a portion of the Court’s January 31, 2006 Order. On December 12, 2006, the Court issued its order denying both parties’ motions for reconsideration. Discovery is ongoing. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Wilcox Complaint
On September 8, 2004, two of our U.S. subsidiaries, Homestake Mining Company of California (“Homestake California”) and Homestake Mining Company (“Homestake”) were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, named Homestake and Homestake California, along with an unspecified number of unidentified defendants, as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. On November 25, 2005, the Court issued an order granting in part and denying in part a motion to dismiss the claim. The Court granted the motion and dismissed plaintiffs’ claims based on strict and absolute liability and ruled that plaintiffs’ state law claims are preempted by the Price-Anderson Act. Plaintiffs filed a Third Amended Complaint on April 10, 2006, which increased the number of plaintiffs from 26 to 28 and omitted the claims previously dismissed by the Court, but otherwise did not materially alter the claims asserted. On November 16, 2006, the Court issued a Scheduling Order requiring the plaintiffs to file by March 16, 2007 expert affidavits which make a prima facie showing of harmful exposure and specific causation for each injury the particular plaintiff claims was caused by the Defendants’ alleged contamination. Plaintiffs filed affidavits for only three of the 28 plaintiffs. On April 23, 2007, the Court issued an order dismissing the complaint as to the remaining 25 plaintiffs. We intend to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Marinduque Complaint
Placer Dome has been named the sole defendant in a Complaint filed on October 4, 2005, by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The action was removed to the Nevada Federal District Court on motion of Placer Dome. The Complaint asserts that Placer Dome is responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province seeks “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”, but “does not seek to recover damages for individual injuries sustained by its citizens either to their persons or their property”. In addition to damages for injury to natural resources, the Province seeks compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addresses the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.
At the time of the amalgamation of Placer Dome and Barrick Gold Corporation, a variety of motions were pending before the District Court, including motions to dismiss the action for lack of personal jurisdiction and for forum non conveniens (improper choice of forum). However, on June 29, 2006, the Province filed a Motion to join Barrick Gold Corporation as an additional named Defendant and for leave to file a Third Amended Complaint. The Court granted that motion on March 2, 2007. On March 6, 2007, the Court issued an order setting a briefing schedule on the Company’s motion to dismiss on grounds of forum non conveniens. The briefing is not yet completed. We will challenge the claims of the Province on various grounds and otherwise vigorously defend the action. No amounts have been accrued for any potential loss under this complaint.
Calancan Bay (Philippines) Complaint
On July 23, 2004, a complaint was filed against Marcopper and Placer Dome Inc. (“PDI”) in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to

BARRICK FIRST QUARTER 2007	45	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$900 million.
On October 16, 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. On January 17, 2007, the Court issued a summons to Marcopper and PDI. To date, we are unaware of any attempts to serve the summons on PDI, nor do we believe that PDI is properly amenable to service in the Philippines. If service is attempted, the Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.
Pakistani Constitutional Litigation
On November 28, 2006, a Constitutional Petition was filed in the High Court of Baluchistan by three Pakistan citizens against: Barrick, the governments of Baluchistan and Pakistan, the Baluchistan Development Authority (“BDA”), Tethyan Copper Company (“TCC”), Antofagasta Pic (“Antofagasta”), Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).
The Petition alleges, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta indirectly holding the other 50%.
On December 27, 2006, the Court issued an order providing that the respondents may continue to conduct mining exploration in the area, but that no change shall be made in the ownership of TCC without the consent of the provincial government and prior intimation to the Court. The original order of the Court, which was granted on November 28, 2006, provided that status quo in respect of the mining lease (of which there are none) be maintained. The matter has been adjourned by the Court to April 24, 2007. Barrick intends to defend this action vigorously. No amounts have been accrued for any potential loss under this complaint.
NovaGold Litigation
On August 24, 2006, during the pendency of Barrick’s unsolicited bid for NovaGold Resources Inc., NovaGold filed a complaint against Barrick in the United States District Court for the District of Alaska. The complaint has been amended on several occasions with the most recent amendment having been filed in January 2007. The complaint, as amended, seeks a declaration that Barrick will be unable to satisfy the requirements of the Mining Venture Agreement between NovaGold and Barrick which would allow Barrick to increase its interest in the Donlin Creek joint venture from 30% to 70%. NovaGold also asserts that Barrick breached its fiduciary and contractual duties to NovaGold, including its duty of good faith and fair dealing, by misusing confidential information of NovaGold regarding NovaGold’s Galore Creek project in British Columbia. NovaGold seeks declaratory relief, an injunction and an unspecified amount of damages. Barrick’s Motion to Dismiss NovaGold’s amended complaint was heard on February 9, 2007, and is currently pending before the Court.
On August 11, 2006, NovaGold filed a complaint against Barrick in the Supreme Court of British Columbia. The complaint asserts that in the course of discussions with NovaGold of a potential joint venture for the development of the Galore Creek project, Barrick misused confidential information of NovaGold regarding that project to, among other things, wrongfully acquire Pioneer Metals, a company that holds mining claims adjacent to NovaGold’s project. NovaGold asserts that Barrick breached fiduciary duties owed to NovaGold, intentionally and wrongfully interfered with NovaGold’s interests and has been unjustly enriched. NovaGold seeks a constructive trust over the shares in Pioneer acquired by Barrick and an accounting for any profits of Barrick’s conduct, as well as an unspecified amount of damages. To date, NovaGold has taken no substantive action to pursue this complaint.
Barrick intends to vigorously defend both of the NovaGold complaints. No amounts have been accrued for any potential loss under these complaints.

BARRICK FIRST QUARTER 2007	46	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

CORPORATE OFFICE	TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation	CIBC Mellon Trust Company
BCE Place, TD Canada Trust Tower, Suite 3700	P.O. Box 7010, Adelaide Street Postal Station
161 Bay Street, P.O. Box 212	Toronto, Ontario M5C 2W9
Toronto, Canada M5J 2S1	Tel: (416) 643-5500
Tel: (416) 861-9911 Fax: (416) 861-0727	Toll-free throughout North America: 1-800-387-0825
Toll-free within Canada and United States: 1-800-720-7415	Fax: (416) 643-5501
Email: investor@barrick.com	Email: inquiries@cibcmellon.com
Website: www.barrick.com	Website: www.cibcmellon.com

SHARES LISTED	Mellon Investor Services, L.L.C.
ABX — The Toronto Stock Exchange	480 Washington Blvd. — 27th Floor
The New York Stock Exchange	Jersey City, NJ 07310
Tel: (201) 680-4971 Fax: (201) 680-4665
Email: shrrelations@mellon.com
Website: www.mellon-investor.com

INVESTOR CONTACT	MEDIA CONTACT
James Mavor	Vincent Borg
Vice President, Investor Relations	Senior Vice President, Corporate Communications
Tel: (416) 307-7463	Tel: (416) 307-7477
Email: jmavor@barrick.com	Email: vborg@barrick.com
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Certain information included in this Press Release, including any information as to our future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. The words “expect”, “will”, “intend”, “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of Barrick to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: changes in the worldwide price of gold, copper or certain other commodities (such as silver, fuel and electricity) and other currencies; changes in U.S. dollar interest rates or gold lease rates; risks arising from holding derivative instruments; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves, adverse changes in our credit rating, contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.
     The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.